

旭日企業有限公司

Glorious Sun Enterprises Limited



(Incorporated in Bermuda with limited liability)

Glorious Sun Group Bldg., 97 H[redacted]ng. Tel : (852)2263 3000 Fax : (852)2343 3217



06013511

8th May 2006

BY REGISTERED MAIL

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2006 MAY 17 A 9:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attn: Mr. Frank Zarb

Dear Sirs,

Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated December 16, 2005 regarding the change of Company Secretary published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on December 19, 2005;

2. The Company's announcement dated April 7, 2006 regarding the non-exempt connected transaction published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 10, 2006;

3. The Company's announcement dated April 20, 2006 regarding the final results for the year ended December 31, 2005 published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 21, 2006;

4. The Company's announcement dated April 28, 2006 regarding the notice of annual general meeting published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 28, 2006;

5. The Company's 2005 annual report;

6. An explanatory statement dated April 28, 2006 in relation to the repurchase mandate;

7. A proxy form for the Company's 2006 annual general meeting;

PROCESSED
MAY 17 2006
THOMSON FINANCIAL

…/2

Seltr.doc/14

香港九龍觀塘巧明街九十七號旭日集團大廈二字樓
電話：（八五二）二二六三 三OOO 傳真：（八五二）二三四三 三二一七

旭日企業有限公司
Glorious Sun Enterprises Limited

JEANSWEST
真維斯

(Incorporated in Bermuda with limited liability)

Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

8. The Company's announcement dated April 28, 2006 regarding the notice of special general meeting published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 28, 2006;

9. A circular dated April 28, 2006 in relation to the non-exempt connected transaction; and

10. A proxy form for the special general meeting.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully,
For and on behalf of
Glorious Sun Enterprises Limited

Isaac Mui
Company Secretary

Encl.

cc Ms. Kathy Jiang of The Bank of New York – w/o encl (kjiang@bankofny.com)
Ms. Eugenia Lee & Ms. Kammy Yuen of The Bank of New York, Hong Kong Branch – w/o encl (elee@bankofny.com, kyuen@bankofny.com)
Mr. Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl



香港九龍觀塘巧明街九十七號旭日集團大廈二字樓
F/PER/037/V2.0 電話：（八五二）二二六三 三OOO 傳真：（八五二）二三四三 三二一七

旭日企業有限公司
Glorious Sun Enterprises Limited
JEANSWEST 眞維斯
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

8th May 2006

BY REGISTERED MAIL

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attn: Mr. Frank Zarb

Dear Sirs,

Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated December 16, 2005 regarding the change of Company Secretary published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on December 19, 2005;

2. The Company's announcement dated April 7, 2006 regarding the non-exempt connected transaction published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 10, 2006;

3. The Company's announcement dated April 20, 2006 regarding the final results for the year ended December 31, 2005 published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 21, 2006;

4. The Company's announcement dated April 28, 2006 regarding the notice of annual general meeting published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 28, 2006;

5. The Company's 2005 annual report;

6. An explanatory statement dated April 28, 2006 in relation to the repurchase mandate;

7. A proxy form for the Company's 2006 annual general meeting;

.../2

香港九龍觀塘巧明街九十七號旭日集團大廈二字樓
電話：（八五二）二二六三 三OOO 傳真：（八五二）二三四三 三二一七


1999
HKMA
Quality
Award

8. The Company's announcement dated April 28, 2006 regarding the notice of special general meeting published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on April 28, 2006;

9. A circular dated April 28, 2006 in relation to the non-exempt connected transaction; and

10. A proxy form for the special general meeting.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully,
For and on behalf of
Glorious Sun Enterprises Limited

Isaac Mui
Company Secretary

Acknowledge receipt by :

Name :
Date :

Encl.

cc Ms. Kathy Jiang of The Bank of New York – w/o encl (kjiang@bankofny.com)
Ms. Eugenia Lee & Ms. Kammy Yuen of The Bank of New York, Hong Kong Branch – w/o encl (elee@bankofny.com, kyuen@bankofny.com)
Mr. Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl


1999
HKMA
Quality
Award






GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

CHANGE OF COMPANY SECRETARY

The board of directors (the "Board") of Glorious Sun Enterprises Limited (the "Company") announces that Mr. Chan Wing Kan, Archie ("Mr. Chan") has resigned as the company secretary of the Company with effect from 16th December, 2005 and that Mr. Mui Sau Keung ("Mr. Mui") has been appointed the company secretary of the Company on the same day. Mr. Chan remains as a director of the Company.

Mr. Chan has confirmed that he is not aware of any matters that need to be brought to the attention of the Board, the shareholders of the Company and The Stock Exchange of Hong Kong Limited in relation to his resignation.

The Board takes this opportunity to welcome Mr. Mui to his new role.

By Order of the Board
Hui Chung Shing, Herman, JP
Director

Hong Kong, 16th December, 2005

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors :
Mr. Charles Yeung, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee, Mr. Chan Wing Kan, Archie and Mr. Teo Heng Kee, Peter

Independent Non-Executive Directors :
Mr. Wong Man Kong, Peter, JP, Mr. Lau Hon Chuen, Ambrose, JP and Mr. Chung Shui Ming, Timpson, JP

Non-Executive Director :
Mr. Lam Lee G.

香港經濟日報　2005年12月19日　星期一



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

公司秘書之變更

旭日企業有限公司(「本公司」)之董事局(「董事局」)宣佈陳永根先生(「陳先生」)自二零零五年十二月十六日起辭任本公司之公司秘書一職，而梅守強先生(「梅先生」)於同日獲委任為本公司之公司秘書。陳先生仍為本公司之董事。

陳先生確認並無任何與其辭任有關之事宜需知會董事局、本公司之股東及香港聯合交易所有限公司。

董事局謹此歡迎梅先生接受新職務。

承董事局命
許宗盛太平紳士
董事

香港，二零零五年十二月十六日

於本公佈日期，本公司全體董事為：

執行董事：
楊釗太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士、陳永根先生及張興基先生

獨立非執行董事：
王敏剛太平紳士、劉漢銓太平紳士及鍾瑞明太平紳士

非執行董事：
林家禮先生

RECEIVED
2006 MAY 17 A 9:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a Special General Meeting of the shareholders of Glorious Sun Enterprises Limited (the "Company") will be held on Friday, 26 May 2006 immediately following the conclusion of the annual general meeting which is scheduled to be held at 2:30 p.m. on the same date, at Xiamen Suite, 3/F., The Marco Polo Prince, Harbour City, 23 Canton Road, Tsimshatsui, Kowloon, Hong Kong for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT

(a) the Acquisition Agreement (as defined in the circular of the Company dated 28 April 2006 (the "Circular")) (a copy of which is tabled at the meeting and marked "A" and initialled by the chairman of the meeting for identification purposes) and the transactions contemplated thereunder and the implementation thereof be and are hereby approved, ratified and confirmed; and

(b) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/her to be incidental to, ancillary to or in connection with the matters contemplated in the Acquisition Agreement."

By order of the Board
Mui Sau Keung, Isaac
Secretary

Hong Kong, 28 April 2006

Notes:

(1) Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. All proxies must be deposited at the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting, or adjourned meeting, as the case may be.

(2) Completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

(3) Where there are joint holders of any shares, any one of such joint holders may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of such holders so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

The Directors of the Company as at the date of this notice are as follows:

Executive Directors:
Dr Charles Yeung, SBS, JP, Mr Yeung Chun Fan, Mr Yeung Chun Ho, Mr Pau Sze Kee, Jackson, Mr Hui Chung Shing, Herman, JP, Ms Cheung Wai Yee, Mr Chan Wing Kan, Archie and Mr Teo Heng Kee, Peter

Independent Non-Executive Directors:
Mr Wong Man Kong, Peter, BBS, JP, Mr Lau Hon Chuen, Ambrose, GBS, JP and Mr Chung Shui Ming, Timpson, GBS, JP

Non-Executive Director:
Dr Lam Lee G.

香港經濟日報 2006年4月28日 星期五



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

股東特別大會通告

茲通告旭日企業有限公司(「本公司」)謹訂於二零零六年五月二十六日(星期五)緊隨同日下午二時三十分舉行之股東週年大會結束後，假座香港九龍尖沙咀廣東道二十三號海港城馬哥孛羅太子酒店三樓廈門廳舉行股東特別大會，藉以考慮及酌情通過(不論有否修訂)下列決議案為本公司普通決議案：

普通決議案

「**動議**

(a) 批准、追認及確認收購協議(定義見本公司於二零零六年四月二十八日刊發之通函)(其印有「A」字樣的副本已呈交大會並由大會主席簡簽，以資識別)及根據收購協議擬進行之交易和收購協議之執行；及

(b) 授權本公司任何一名董事(或如需加蓋印鑑，則為本公司任何兩名董事)代表本公司簽署所有其他文件、文據及協議，並執行其認為附帶於、輔助或有關收購協議項下擬進行事宜的所有行動或事情。」

承董事局命
梅守強
秘書

香港，二零零六年四月二十八日

附註：

(1) 凡有權出席上述通告所召開大會及於會上投票之股東，均有權委派一名或以上代表出席大會，並於按股數投票表決時代其投票。受委代表毋須為本公司股東。所有代表委任表格必須於大會或續會指定舉行時間48小時前交回本公司之主要營業地點，地址為香港九龍觀塘巧明街97號旭日集團大廈。

(2) 填妥及交回代表委任表格後， 閣下仍可依願出席大會並於會上投票。

(3) 如屬任何股份之聯名持有人，則任何一位此等親自出席之聯名持有人或其受委代表均可於會上投票，猶如其乃唯一有權投票者，惟如有一名以上之聯名持有人親自或委派代表出席大會，則只有親自出席且在股東名冊排名首位之聯名持有人方可就該等股份投票。

於本通告日期，本公司之董事如下：

執行董事：
楊釗博士 銀紫荊星章 太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛 太平紳士、張慧儀女士、陳永根先生及張興基先生

獨立非執行董事：
王敏剛 銅紫荊星章 太平紳士、劉漢銓 金紫荊星章 太平紳士及鍾瑞明 金紫荊星章 太平紳士

非執行董事：
林家禮博士



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

RECEIVED
2006 MAY 17 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form of proxy for use at the Annual General Meeting to be held on Friday, 26 May 2006 at 2:30 p.m.

No. of shares to which this form of proxy relates (note 1)	

I/We (note 2), ____

of ____ being the shareholder(s) of Glorious Sun Enterprises Limited (the "Company"), hereby appoint (note 3) the Chairman of the Meeting or failing him ______________________ of ______________________

____

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Xiamen Suite, 3/F., The Marco Polo Prince, Harbour City, 23 Canton Road, Tsimshatsui, Kowloon, Hong Kong on Friday, 26 May 2006 at 2:30 p.m. and at any adjournment thereof on the undermentioned resolutions as indicated (note 4):–

	AS ORDINARY RESOLUTIONS	FOR (note 4)	AGAINST (note 4)
(1)	To receive and adopt the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2005.		
(2)	To declare the final dividend for the year ended 31 December 2005.		
(3)	To declare the special dividend for the year ended 31 December 2005.		
(4)	(a) (i) To elect Mr. Chan Wing Kan, Archie as a Director.		
	(ii) To elect Mr. Teo Heng Kee, Peter as a Director.		
	(iii) To elect Mr. Yeung Chun Fan as a Director.		
	(iv) To elect Mr. Yeung Chun Ho as a Director.		
	(v) To elect Mr. Hui Chung Shing, Herman as a Director.		
	(vi) To elect Mr. Wong Man Kong, Peter as a Director.		
	(b) To authorise the Board of Directors to fix the Directors' remuneration.		
(5)	To appoint Auditors and to authorise the Board of Directors to fix their remuneration.		
(6)	(a) To grant an unconditional mandate to the Directors to allot shares.		
	(b) To grant an unconditional mandate to the Directors to purchase the Company's own shares.		
	(c) To extend the share issue mandate granted to the Directors.		

Dated this ______________ day of ____________________ 2006.

Signature (note 5) ______________________________

Notes :

1. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in **BLOCK CAPITALS**.
3. If any proxy other than the Chairman is preferred, delete the words "the Chairman of the Meeting" and insert the name and address of proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.
4. Please indicate with a "✓" in the appropriate space beside each resolution how you wish the proxy to vote on your behalf. If this form is returned duly signed, but without any indication, the proxy may vote for or against the resolution or may abstain at his discretion.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding.
7. To be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Principal Place of Business of the Company at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the Meeting or any adjournment thereof.
8. The proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you.



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

二零零六年五月二十六日(星期五)下午二時三十分舉行之股東週年大會之代表委任表格

與本代表委任表格有關之股份數目[註1]	

本人／吾等[註2]________________________________地址為

________________________________為旭日企業有限公司(「本公司」)之股東，

茲委任[註3]大會主席，或如其未克出任則委任____________________________

地址為____

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零零六年五月二十六日(星期五)下午二時三十分假座香港九龍尖沙咀廣東道二十三號海港城馬哥孛羅太子酒店三樓廈門廳舉行之股東週年大會及其任何續會，依照以下所載指示投票表決下列決議案[註4]：—

	普通決議案	贊成[註4]	反對[註4]
(1)	省覽及採納截至二零零五年十二月三十一日止年度之財務報表及董事局報告與核數師報告。		
(2)	宣派截至二零零五年十二月三十一日止年度之末期股息。		
(3)	宣派截至二零零五年十二月三十一日止年度之特別股息。		
(4)	(a) (i) 選任陳永根先生為董事。		
	(ii) 選任張興基先生為董事。		
	(iii) 選任楊勳先生為董事。		
	(iv) 選任楊浩先生為董事。		
	(v) 選任許宗盛先生為董事。		
	(vi) 選任王敏剛先生為董事。		
	(b) 授權董事局釐定董事酬金。		
(5)	聘任核數師，並授權董事局釐定其酬金。		
(6)	(a) 無附帶條件授予董事局配發股份之權力。		
	(b) 無附帶條件授予董事局購回本公司本身股份之權力。		
	(c) 擴大授予董事局發行股份之權力。		

日期：二零零六年____________月____________日

簽署[註5]________________________

附註：

1. 請填上登記於 閣下名下與本代表委任表格有關之股份數目。如未有填上股數，則本代表委任表格將被視為與所有登記於 閣下名下之本公司股份有關。
2. 請用正楷填上全名及地址。
3. 如不擬委任大會主席為代表，請將「大會主席」字樣刪去，並在空欄內填上 閣下所擬委任代表之姓名及地址。本代表委任表格之每項更改，均須由簽署人簡簽示可。
4. 請在每項決議案側之空欄內填上「✓」號，指示受委代表於表決時如何代表 閣下投票。倘若本表格經簽署後交回，但無任何指示，受委代表可自行酌情投票贊成或反對或棄權投票。
5. 本代表委任表格須由 閣下或 閣下正式書面授權之人士簽署，如股東為一公司，則本代表委任表格須加蓋公司印鑑，或由獲正式授權之公司負責人或代理人簽署。
6. 如屬聯名，在排名於首之聯名持有人親自或委任代表投票後，其他聯名持有人之投票將屬無效。就此而言，排名先後乃依照股東名冊內聯名持有人之排名次序而定。
7. 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前交回本公司之主要營業地點(地址為香港九龍觀塘巧明街97號旭日集團大廈)，方為有效。
8. 受委代表毋須為本公司股東，惟須親自出席大會以代表 閣下。



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

RECEIVED
2006 MAY 17 A 9:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form of proxy for use at the Special General Meeting to be held on Friday, 26 May 2006

No. of shares to which this form of proxy relates *(note 1)*	

I/We *(note 2)*, ______________________________

of ______________________________

being the shareholder(s) of Glorious Sun Enterprises Limited (the "Company"), hereby appoint *(note 3)* the Chairman of the Meeting or failing him ______________________________

of ______________________________

as my/our proxy to attend and vote for me/us and on my/our behalf at the Special General Meeting of the Company to be held at Xiamen Suite, 3/F., The Marco Polo Prince, Harbour City, 23 Canton Road, Tsimshatsui, Kowloon, Hong Kong on Friday, 26 May 2006 immediately following the conclusion of the annual general meeting which is scheduled to be held at 2:30 p.m. on the same date and at any adjournment thereof on the undermentioned resolution as indicated *(note 4)*:

Ordinary Resolution	For *(note 4)*	Against *(note 4)*
"THAT (a) the Acquisition Agreement (as defined in the circular of the Company dated 28 April 2006 (the "**Circular**")) (a copy of which is tabled at the meeting and marked "A" and initialled by the chairman of the meeting for identification purposes) and the transactions contemplated thereunder and the implementation thereof be and are hereby approved, ratified and confirmed; and (b) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/her to be incidental to, ancillary to or in connection with the matters contemplated in the Acquisition Agreement."		

Dated this ____________ day of ____________ 2006.

Signature *(note 5)* ______________________________

Notes:

1. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in **BLOCK CAPITALS**.
3. If any proxy other than the Chairman is preferred, delete the words "the Chairman of the Meeting" and insert the name and address of the proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.
4. Please indicate with a "✓" in the appropriate space beside the resolution how you wish the proxy to vote on your behalf. If this form is returned duly signed, but without any indication, the proxy may vote for or against the resolution or may abstain at his discretion.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding.
7. To be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Principal Place of Business of the Company at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the Meeting or any adjournment thereof.
8. The proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you.
9. Completion and deposit of the proxy form will not preclude you from attending and voting in person at the Meeting if you so wish.



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

二零零六年五月二十六日(星期五)
之股東特別大會之代表委任表格

與本代表委任表格有關之股份數目 *(註1)*	

本人／吾等 *(註2)* ____________________

地址為____________________為旭日企業有限公司(「本公司」)之股東，茲委任 *(註3)* 大會主席，或如其未能出任則委任____________________

地址為____________________

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零零六年五月二十六日(星期五)緊隨同日下午二時三十分舉行之股東週年大會結束後，假座香港九龍尖沙咀廣東道二十三號海港城馬哥孛羅太子酒店三樓廈門廳舉行之股東特別大會及其任何續會，依照以下所載指示投票表決下列決議案 *(註4)*：

普通決議案	贊成 *(註4)*	反對 *(註4)*
「動議 (a) 批准、追認及確認收購協議(定義見本公司於二零零六年四月二十八日刊發之通函)(其印有「A」字樣的副本已呈交大會並由大會主席簡簽，以資識別)及根據收購協議擬進行之交易和收購協議之執行；及 (b) 授權本公司任何一名董事(或如需加蓋印鑑，則為本公司任何兩名董事)代表本公司簽署所有其他文件、文據及協議，並執行其認為附帶於、輔助或有關收購協議項下擬進行事宜的所有行動或事情。」		

日期：二零零六年__________月__________日

簽署 *(註5)* ____________________

附註：

1. 請填上登記於　閣下名下與本代表委任表格有關之股份數目。如未有填上股數，則本代表委任表格將被視為與所有登記於　閣下名下之本公司股份有關。
2. 請用**正楷**填上全名及地址。
3. 如不擬委任大會主席為代表，請將「大會主席」字樣刪去，並在空欄內填上　閣下所擬委任代表之姓名及地址。本代表委任表格之每項更改，均須由簽署人簡簽示可。
4. 請在決議案側之空欄內填上「✓」號，指示受委代表於表決時如何代表　閣下投票。倘若本表格經簽署後交回，但無任何指示，受委代表可自行酌情投票贊成或反對或棄權投票。
5. 本代表委任表格須由 閣下或　閣下正式書面授權之人士簽署，如股東為一公司，則本代表委任表格須加蓋公司印鑑，或由獲正式授權之公司負責人或代理人簽署。
6. 如屬聯名，在排名於首之聯名持有人親自或委任代表投票後，其他聯名持有人之投票將屬無效。就此而言，排名先後乃依照股東名冊內聯名持有人之排名次序而定。
7. 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前交回本公司之主要營業地點(地址為香港九龍觀塘巧明街97號旭日集團大廈)，方為有效。
8. 受委代表毋須為本公司股東，惟須親自出席大會以代表　閣下。
9. 閣下於填妥及交回代表委任表格後仍可親自出席大會並於會上投票。

此乃要件　請即處理

閣下如對本文件之內容**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之旭日企業有限公司股份全部**售出**，應立即將本文件送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

董事：
楊　釗博士　銀紫荊星章　太平紳士 *(董事長)*
楊　勳先生 *(副董事長)*
楊　浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士
陳永根先生
張興基先生
* 王敏剛　銅紫荊星章　太平紳士
* 劉漢銓　金紫荊星章　太平紳士
* 鍾瑞明　金紫荊星章　太平紳士
# 林家禮博士

* *獨立非執行董事*
\# *非執行董事*

主要營業地點：
香港
九龍觀塘
巧明街97號
旭日集團大廈

有關回購授權
(按下文所定義)之説明文件

本説明文件乃發給旭日企業有限公司(「本公司」)全體股東，有關本公司將於二零零六年五月二十六日(星期五)舉行之股東週年大會上提呈一項普通決議案以批准一般授權購回本公司之證券(「回購授權」)。

(A) 回購授權

(i) 股本

於二零零六年四月二十一日(即本文件付印前之最後實際可行日期，「最後實際可行日期」)，本公司已發行股本為1,052,254,000股每股面值0.10港元之股份，全部均已繳足股款(「股份」)。於同日，本公司尚有根據本公司購股權計劃授出而尚未行使之購股權，該等購股權賦予其持有人權利可按每股1.80港元至2.876港元之認購價(可予調整)認購合共23,994,000股股份。

在批准回購授權之普通決議案獲通過之條件下，並按照於股東週年大會前不會進一步發行或購回股份之基準，本公司可於來年股東週年大會前之期間內依據回購授權可購回最多達105,225,400股股份。

(ii) 購回證券之理由

董事局相信股東授予董事局一般性權力以便於市場購回股份，乃符合本公司及其股東之最佳利益。董事局只會在認為購回股份將整體性對本公司及其股東有利益之情況下方進行購回。視乎當時市場情況及資金安排而定，購回證券可提高每股股份之資產淨值及/或盈利及/或股息。

(iii) 購回證券之資金

購回證券必須以根據公司的組織文件及百慕達法例，可依法撥作此用途之資金進行(即所購回股份之已繳股本；或本公司原可供派息或分派之資金；或就集資購回證券而新發行股份所得之款項)。於一項購買中，任何超逾將予購買股份面值之溢價，必須由本公司原可供派息或分派或由本公司之股份溢價賬撥支之資金提供；預期任何購回證券所需資金將由此等資金來源提供。

倘回購授權使董事局認為本公司之營運資金需求或資本負債比率構成重大不利影響，則董事局不會建議行使回購授權。預期全面行使回購授權將不會對本公司之營運資金需求或資本負債比率產生任何重大不利影響(相對於本公司二零零五年年報所載截至二零零五年十二月三十一日止年度經審核財務報表所披露之狀況而言)。

(iv) 股份價格

股份於最後實際可行日期前十二個月之每月，及由二零零六年四月一日起至最後實際可行日期期間，在香港聯合交易所有限公司(「聯交所」)之最高及最低成交價如下：

	股份	
	最高	**最低**
	港元	*港元*
二零零五年		
四月	3.700	3.300
五月	3.725	3.300
六月	3.600	3.200
七月	3.650	3.300
八月	3.600	3.225
九月	3.525	3.250
十月	3.500	3.200
十一月	3.325	3.050
十二月	3.475	3.100
二零零六年		
一月	3.600	3.200
二月	3.600	3.350
三月	4.000	3.400
四月一日起至最後實際可行日期	4.275	3.900

(v) 一般事項

倘回購授權獲股東批准，各董事(就彼等於作出一切合理查詢後所知)或彼等之聯繫人士目前概無意將任何股份售予本公司。

董事局已向聯交所作出承諾，彼等將依據聯交所證券上市規則(「上市規則」)、本公司之公司大綱和細則及百慕達法例之規定，按照回購授權行使本公司權力以購回證券。就董事所知，本公司現無意根據回購授權購回股份。

倘因本公司購回股份，以致某位股東所享有之本公司投票權比率增加，則根據香港公司收購及合併守則(「收購守則」)，增加之投票權將被視作一項收購事項。因此，一名股東或多位共同行動之股東，視乎股東權益之增加水平，可取得或鞏固本公司之控制權而須依據收購守則第26及32條提出強制收購建議。董事局並未知悉有任何股東，或多位共同行動之股東，會因董事局依據回購授權行使購回股份之權力而須依據收購守則第26及32條提出強制收購建議。

於最後實際可行日期，Glorious Sun Holdings (BVI) Limited（「GSH」）及Advancetex Holdings (BVI) Limited（「AH」）共持有629,994,000股股份，佔本公司已發行股本59.87%之實際權益。GSH及AH為董事楊釗太平紳士及楊勳先生全資擁有。在不會進一步發行股份的基準下，若董事局全面行使回購授權將會導致GSH及AH合共持有本公司已發行股本約66.52%。因此，董事局並不察覺如根據回購授權購回股份後，會根據收購守則而引起任何後果。

目前並無任何關連人士（按上市規則所定義）已知會本公司，表示現擬將股份售予本公司，亦無承諾不會將之售予本公司（倘本公司獲授權購回股份）。

本公司於最後實際可行日期前六個月內並無購回本公司任何股份（無論於聯交所或其他地方）。

(B) 推薦意見

董事認為批准回購授權是符合本公司及各股東之最佳利益，並建議各股東於本公司之股東週年大會上，投票贊成將被提呈有關回購授權之普通決議案。

此致

旭日企業有限公司
各股東 台照

董事長
楊釗太平紳士
謹啟

二零零六年四月二十八日

As at the Latest Practicable Date, Glorious Sun Holdings (BVI) Limited ("GSH") and Advancetex Holdings (BVI) Limited ("AH") together held the beneficial interest in 629,994,000 Shares representing 59.87 per cent. of the issued capital of the Company. GSH and AH are wholly-owned by Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan, both are the Directors. On the basis that no further Shares are to be issued, a full exercise of the Repurchase Mandate by the Directors would result in GSH and AH together holding approximately 66.52 per cent. of the issued capital of the Company. Accordingly, the Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any repurchases made pursuant to the Repurchase Mandate.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Company is authorised to make repurchases of Shares.

There have been no repurchases of any Shares of the Company made in the six months preceding the Latest Practicable Date (whether on the Stock Exchange or otherwise).

(B) RECOMMENDATION

The Directors consider that the approval of Repurchase Mandate is in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of the ordinary resolution relating to the Repurchase Mandate to be proposed at the annual general meeting of the Company.

Yours faithfully,
Dr. Charles Yeung, SBS, JP
Chairman

(iv) Share Prices

During each of the twelve months preceding the Latest Practicable Date and the period from 1 April 2006 to the Latest Practicable Date, the highest and lowest prices at which the Shares were traded on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") were as follows:-

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2005		
April	3.700	3.300
May	3.725	3.300
June	3.600	3.200
July	3.650	3.300
August	3.600	3.225
September	3.525	3.250
October	3.500	3.200
November	3.325	3.050
December	3.475	3.100
2006		
January	3.600	3.200
February	3.600	3.350
March	4.000	3.400
1 April to the Latest Practicable Date	4.275	3.900

(v) General

None of the Directors or, to the best of their knowledge having made all reasonable enquires, their associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if it is approved by the shareholders.

The Directors have undertaken to the Stock Exchange that they will exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), the memorandum of association and bye-laws of the Company and the laws of Bermuda. So far as the Directors are aware, the Company does not have any present intention to repurchase Shares pursuant to the Repurchase Mandate.

If as a result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). As a result, a shareholder or a group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code. The Directors are not aware of any shareholder or a group of shareholders acting in concert, who may become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code as a result of the Directors exercising the power to repurchase Shares pursuant to the Repurchase Mandate.

(A) REPURCHASE MANDATE

(i) Share Capital

As at 21 April 2006, being the latest practicable date (the "Latest Practicable Date") prior to the printing of this document, the issued share capital of the Company was 1,052,254,000 shares of HK$0.10 each, all of which are fully paid (the "Shares"). As at such date, there were outstanding share options granted under the Company's share option scheme entitling holders thereof to subscribe for an aggregate of 23,994,000 Shares at subscription prices ranging from HK$1.80 to HK$2.876 per Share (subject to adjustment).

Subject to the passing of the ordinary resolution approving the Repurchase Mandate and on the basis that no further Shares are issued or repurchased prior to the annual general meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 105,225,400 Shares during the course of the period prior to the next annual general meeting.

(ii) Reasons for Repurchases

The Directors believe that it is in the best interests of the Company and its shareholders to seek a general authority from shareholders to enable the Directors to repurchase Shares on the market. Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders as a whole. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings and/or dividend per Share.

(iii) Funding of Repurchases

Repurchases must be funded out of funds which are legally available for the purpose in accordance with the Company's constitutive documents and Bermuda law, being capital paid up on the purchased Shares or out of the funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account. It is envisaged that the funds required for any repurchase would be derived from such sources.

The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. No material adverse impact on the working capital requirements or gearing levels of the Company (as compared with the position disclosed in the audited financial statements for the year ended 31 December 2005 contained in the Company's 2005 annual report) is anticipated in the event that the Repurchase Mandate is exercised in full.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Glorious Sun Enterprises Limited, you should at once hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 393)

Directors:
Dr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee
Mr. Chan Wing Kan, Archie
Mr. Teo Heng Kee, Peter
* Mr. Wong Man Kong, Peter, BBS, JP
* Mr. Lau Hon Chuen, Ambrose, GBS, JP
* Mr. Chung Shui Ming, Timpson, GBS, JP
# Dr. Lam Lee G.

* *Independent non-executive Director*
# *Non-executive Director*

Principal Place of Business:
Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

RECEIVED
2006 MAY 17 A 9:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

28 April 2006

To the shareholders of Glorious Sun Enterprises Limited

Dear Sir or Madam,

EXPLANATORY STATEMENT IN RELATION TO THE REPURCHASE MANDATE (AS HEREINAFTER DEFINED)

This is an explanatory statement given to all the shareholders of Glorious Sun Enterprises Limited (the "Company") relating to an ordinary resolution to approve the general mandate to repurchase the Company's securities (the "Repurchase Mandate") to be proposed at the annual general meeting of the Company to be held on Friday, 26 May 2006.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Glorious Sun Enterprises Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF GOLDPROMISE AND RELATED SHAREHOLDERS' LOANS

NON-EXEMPT CONNECTED TRANSACTION

Independent Financial Adviser to the Independent Board Committee and the independent Shareholders



CENTURION CORPORATE FINANCE LIMITED

A letter from the Independent Board Committee containing its recommendation to the independent Shareholders is set out on page 8 of this circular. A letter from Centurion, the independent financial adviser, containing its advice to the Independent Board Committee and the independent Shareholders is set out on pages 9 to 19 of this circular.

A notice convening the SGM to be held on Friday, 26 May 2006 immediately following the conclusion of the annual general meeting which is scheduled to be held at 2:30 p.m. on the same date, at Xiamen Suite, 3/F., The Marco Polo Prince, Harbour City, 23 Canton Road, Tsimshatsui, Kowloon, Hong Kong is set out on pages 27 and 28 of this circular. Whether or not you are able to attend the meeting, please complete and return the form of proxy accompanying this circular in accordance with the instructions printed thereon to the principal place of business of the Company at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong as soon as possible and, in any event, not later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

28 April 2006

CONTENTS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"Acquisition"	the acquisition of the Sale Interest and the transactions contemplated by the Acquisition Agreement;
"Acquisition Agreement"	the sale and purchase agreement dated 7 April 2006 entered into between the Vendors and JeansWest International in respect of the Acquisition;
"Board"	the board of Directors;
"Centurion"	Centurion Corporate Finance Limited, a deemed licensed corporation under the SFO permitted to engage in types 1, 4, 6, 9 of the regulated activities as defined in the SFO, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the independent Shareholders in relation to the Acquisition;
"Company"	Glorious Sun Enterprises Limited, a company incorporated in Bermuda with limited liability and whose securities are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"Goldpromise"	Goldpromise Limited, a company incorporated in the British Virgin Islands with limited liability;
"Goldpromise Group"	Goldpromise and its wholly-owned subsidiaries;
"Group"	the Company and its subsidiaries;
"Independent Board Committee"	an independent committee of the Board comprising Mr Lau Hon Chuen, Ambrose, Mr Wong Man Kong, Peter and Mr Chung Shui Ming, Timpson, all of whom are independent non-executive Directors;
"JeansWest International"	Jeanswest International (L) Limited, a wholly-owned subsidiary of the Company;
"JeansWest NZ"	Jeanswest Corporation (New Zealand) Limited, a company incorporated in New Zealand and a wholly-owned subsidiary of Goldpromise;

"Latest Practicable Date"	24 April 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to of this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Model Code"	Model Code for Securities Transactions by Directors of Listed Companies set out in Appendix 10 of the Listing Rules;
"Mr Charles Yeung"	Mr Yeung Chun Kam, alias Charles Yeung, a director and a substantial shareholder of the Company;
"NZ$"	New Zealand dollars, the lawful currency of New Zealand;
"Sale Interest"	the entire issued share capital of Goldpromise and related shareholders' loans in the total amount of US$4,782,344 from the Vendors to Goldpromise;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"SGM"	the Special General Meeting of the Company to be held for the purpose of considering and, if thought fit, approving the Acquisition;
"Shareholders"	the shareholders of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"US$"	United States dollars, the lawful currency of the United States of America;
"Vendors"	Mr Charles Yeung and Mr Yeung Chun Fan, whose connections with the Company are set out in the paragraph headed "Connection between the parties" in the section headed "Letter from the Board" in this circular.

In this circular, for reference only and unless specified, the translation of New Zealand dollars and United States dollars into Hong Kong dollars is based on the following exchange rates respectively:

NZ$1.00 = HK$4.76
US$1.00 = HK$7.8



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

Executive Directors:
Dr Charles Yeung, SBS, JP *(Chairman)*
Mr Yeung Chun Fan *(Vice-chairman)*
Mr Yeung Chun Ho
Mr Pau Sze Kee, Jackson
Mr Hui Chung Shing, Herman, JP
Ms Cheung Wai Yee
Mr Chan Wing Kan, Archie
Mr Teo Heng Kee, Peter

Independent Non-Executive Directors:
Mr Wong Man Kong, Peter, BBS, JP
Mr Lau Hon Chuen, Ambrose, GBS, JP
Mr Chung Shui Ming, Timpson, GBS, JP

Non-Executive Director:
Dr Lam Lee G.

Registered Office:
Clarendon House
2 Church Street
Hamilton, HM11
Bermuda

Principal Place of Business in Hong Kong:
Glorious Sun Group Building
97 How Ming Street
Kowloon
Hong Kong

28 April 2006

To Shareholders

Dear Sir or Madam,

ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF GOLDPROMISE AND RELATED SHAREHOLDERS' LOANS

NON-EXEMPT CONNECTED TRANSACTION

INTRODUCTION

Reference is made to the Company's announcement dated 7 April 2006 regarding the Acquisition.

The purposes of this circular are:

(a) to provide you with further information relating to the Acquisition and other information required by the Listing Rules;

(b) to set out the letter of advice from Centurion to the Independent Board Committee and the independent Shareholders and the recommendation and opinion of the Independent Board Committee as advised by Centurion in relation to the Acquisition; and

(c) to give you notice of the SGM to consider and, if thought fit, to approve the Acquisition.

THE ACQUISITION AGREEMENT

Date: 7 April 2006

Parties: (1) the Vendors, as sellers of the Sale Interest; and

(2) JeansWest International, as purchaser of the Sale Interest.

Assets involved

The Vendors' entire interest in Goldpromise is represented by the entire issued share capital of Goldpromise (owned by Mr Charles Yeung as to 50%, being one share, and Mr Yeung Chun Fan as to the other 50%, being the remaining one share) and shareholders' loans in the total amount of US$4,782,344 (approximately HK$37.3 million) from the Vendors to Goldpromise (as to US$2,391,172 (approximately HK$18.65 million) from Mr Charles Yeung and US$2,391,172 (approximately HK$18.65 million) from Mr Yeung Chun Fan). On completion of the Acquisition, Goldpromise will be wholly owned by the Company and the sale of garment by the Group to JeansWest NZ (as announced on 1 June 2004) will cease to be continuing connected transaction. Please also refer to the paragraph headed "Information relating to Goldpromise" below.

Consideration for the Acquisition

The total consideration for the Acquisition is US$10,180,000 (approximately HK$79.4 million). The consideration will be payable to the Vendors in cash on completion as follows:

(a) US$5,090,000 to Mr Charles Yeung; and

(b) US$5,090,000 to Mr Yeung Chun Fan.

The consideration was determined after arm's length negotiation between the parties and having regard to (i) the market value of the Goldpromise Group with reference to the historical earnings of JeansWest NZ; (ii) the face value of the shareholders' loans; (iii) the future prospects of JeansWest NZ; and (iv) an independent business valuation submitted in confidence to the Board in respect of the proposed Acquisition.

The Acquisition will be financed by internal resources of the Group.

Completion

Completion of the Acquisition is conditional upon (a) the Company obtaining independent Shareholders' approvals required under the Listing Rules on or before 26 May 2006 (or such later date as the parties may agree), and (b) there being no material adverse change to the business, financial condition or results of operations of Goldpromise and its subsidiaries until completion.

Completion is expected to take place on 27 May 2006 (or such other date as the parties may agree) after the last of the above conditions has been satisfied.

INFORMATION RELATING TO GOLDPROMISE

Goldpromise is an investment holding company. Through a wholly-owned subsidiary, Goldpromise is interested in the entire equity interest in JeansWest NZ and two other dormant companies. JeansWest NZ is engaged in the business of selling by retail jeans and other fashion goods through "JeansWest" retail outlets in New Zealand.

Goldpromise became the holding company of Goldpromise Group in May 2005. According to its unaudited management accounts, Goldpromise's consolidated net profits (since it became the holding company in May 2005) before and after tax for the year ended 31 December 2005 were approximately US$705,004 (approximately HK$5.5 million) and US$470,070 (approximately HK$3.7 million) respectively. Based on the unaudited balance sheet as at 31 December 2005, the total value of Goldpromise's consolidated net asset (US$570,137) and the shareholders' loans (US$4,782,344) were US$5,352,481 (approximately HK$41.7 million).

The net profits (both before and after taxation and extraordinary items) of JeansWest NZ, being the only operational subsidiary of Goldpromise Group at present, for the two financial years immediately preceding the Acquisition as extracted from its audited financial statements are set out below:

Year ended 31 December	Profit before Taxation (NZ$)	Profit after Taxation (NZ$)
2005	1,888,305 (approximately HK$8.99 million)	1,270,483 (approximately HK$6.05 million)
2004 *(Note)*	1,428,948 (approximately HK$6.8 million)	1,703,286 (approximately HK$8.11 million)

Note: There was an income tax benefit of NZ$274,338 (approximately HK$1.31 million) as a result of tax loss carried forward, for the year ended 31 December 2004.

REASONS FOR, AND BENEFITS OF, THE ACQUISITION

The Group is principally engaged in retailing, export and production of casual wear.

The Goldpromise Group is engaged in the business of selling by retail jeans and other fashion goods through "JeansWest" retail outlets in New Zealand. Messrs. Charles Yeung and Yeung Chun Fan, both being Directors, purchased the now-dormant companies in the Goldpromise Group in 2001 at a cost of US$3,609,200 and JeansWest NZ in 2002 at a cost of US$2,153,660, from the Company when these companies were performing below the management's expectation.

JeansWest NZ has since been turnaround and the Board believes that acquiring back JeansWest NZ will contribute sustainable and satisfactory earnings towards the Group in the near future. Given the positive development in the New Zealand clothing retail industry, the Board considers that the Acquisition will enable the Company to re-enter the New Zealand market on terms it considers to be appropriate.

The Board, including the independent non-executive Directors whose views are set out in the section headed "Letter from the Independent Board Committee" of this circular, is of the view that the terms of the Acquisition are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

CONNECTION BETWEEN THE PARTIES

Both Mr Charles Yeung and Mr Yeung Chun Fan are directors and substantial shareholders of the Company and therefore are connected persons of the Company.

COMPLIANCE WITH THE LISTING RULES

The applicable percentage ratios as defined under Rule 14.07 of the Listing Rules for the Acquisition exceed 2.5%. Accordingly, the Acquisition constitutes a non-exempt connected transaction for the Company and is subject to the reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

The Independent Board Committee has been constituted to advise the independent Shareholders in respect of the resolution to approve the Acquisition. Centurion has been appointed as independent financial adviser to advise the Independent Board Committee and the independent Shareholders on the Acquisition.

SGM

The Company will convene the SGM to consider and, if thought fit, to approve the Acquisition Agreement. In accordance with the Listing Rules, any connected person with a material interest in the Acquisition and any Shareholder with a material interest in the Acquisition and its associates must abstain from voting at the SGM. The Vendors and their respective associates will be required to abstain from voting at the SGM.

There is set out on pages 27 and 28 a notice convening the SGM to be held on Friday, 26 May 2006 immediately following the conclusion of the annual general meeting which is scheduled to be held at 2:30 p.m. on the same date, at Xiamen Suite, 3/F., The Marco Polo Prince, Harbour City, 23 Canton Road, Tsimshatsui, Kowloon, Hong Kong, at which a resolution will be proposed to the independent Shareholders to approve the Acquisition. The vote of the independent Shareholders at the SGM will be taken by poll.

A form of proxy for use at the SGM is enclosed. Whether or not you are able to attend the SGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the SGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

RECOMMENDATIONS

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 8 of this circular which contains its recommendation to the independent Shareholders concerning the Acquisition; and (ii) the letter from Centurion set out on pages 9 to 19 of this circular which contains their advice to the Independent Board Committee and the independent Shareholders in relation to the Acquisition and the principal factors and reasons considered by them in formulating their advice.

ADDITIONAL INFORMATION

Your attention is also drawn to the information set out in appendix of this circular and the notice of the SGM set out in this circular.

By order of the Board
Glorious Sun Enterprises Limited
Hui Chung Shing, Herman, JP
Director



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

28 April 2006

To the independent Shareholders of the Company

Dear Sir or Madam,

ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF GOLDPROMISE AND RELATED SHAREHOLDERS' LOANS

NON-EXEMPT CONNECTED TRANSACTION

We refer to the circular dated 28 April 2006 of the Company (the "**Circular**") of which this letter forms part. Terms defined in the Circular bear the same meanings in this letter unless the context otherwise requires.

We have been appointed to form the Independent Board Committee to consider the terms of the Acquisition and to advise the independent Shareholders whether, in our opinion, such terms are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Centurion has been appointed to advise the Independent Board Committee and the independent Shareholders in respect of the terms of the Acquisition.

We wish to draw your attention to the letter from the Board set out on pages 3 to 7 of the Circular which contains, inter alia, information on the Acquisition, and the letter of advice from Centurion set out on pages 9 to 19 of the Circular which contains its advice in respect of the terms of the Acquisition.

Having taken into account the advice of Centurion, we consider that the terms of the Acquisition are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM.

Yours faithfully,
The Independent Board Committee
Mr Lau Hon Chuen, Ambrose, JP
Mr Wong Man Kong, Peter, JP
Mr Chung Shui Ming, Timpson, JP
Independent Non-Executive Directors

The following is the text of a letter received from Centurion setting out its advice to the Independent Board Committee and the independent Shareholders in respect of the Acquisition for inclusion in this circular.



CENTURION CORPORATE FINANCE LIMITED
盛百利財務顧問有限公司

7th Floor, Duke Wellington House
14 -24 Wellington Street
Central, Hong Kong

香港中環
威靈頓街14 - 24號
威靈頓公爵大廈7樓

Telephone : (852) 2525 2128
(852) 2525 6026
Fcsimile : (852) 2537 7622

28 April 2006

To the Independent Board Committee
and independent Shareholders of
Glorious Sun Enterprises Limited

Dear Sirs,

ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF GOLDPROMISE AND RELATED SHAREHOLDERS' LOANS

NON-EXEMPT CONNECTED TRANSACTION

INTRODUCTION

We have been engaged to advise the Independent Board Committee and the independent Shareholders with respect to the terms and conditions of the Acquisition under the Acquisition Agreement, details of which are contained in the "Letter From The Board" set out from pages 3 to 7 of the circular dated 28 April 2006 to the Shareholders ("Circular") of which this letter forms a part. We have been appointed to give an opinion as to whether the terms and conditions of the Acquisiton under the Acquisition Agreement are normal commercial terms, and are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

The Company announced on 7 April 2006 the entering into of the Acquisition Agreement and for the reasons set out in the "Letter From The Board", the Acquisition constitutes a non-exempt connected transaction of the Company under the Listing Rules. As such, the Acquisition Agreement and the proposed Acquisition contemplated thereunder are subject to the approval of the independent Shareholders by way of poll at the SGM. For the reasons cited in the "Letter From The Board", both Mr Charles Yeung and Mr Yeung Chun Fan and their respective associates are connected persons of the Company under Rule 14A.11 of the Listing Rules and are required to abstain from voting at the SGM. In this regard, please refer to the "Letter From The Board" for further details.

The Independent Board Committee, the composition of which is also set out in the "Letter From The Board", has been formed to advise the independent Shareholders in relation to the terms and conditions of the Acquisition Agreement.

BASIS OF OUR OPINION

In formulating our opinion and recommendation, we have relied on the accuracy of the information, opinions and representation contained in the Circular and other documents relating to the Acquisiton (including but not limited to the Acquisiton Agreement) which have been provided to us by the Directors and for which they take full responsibility. We have also assumed that all statements, information, opinions and representations made or referred to in the Circular were true at the time they were made and continued to be true at the date of this Circular. We have also assumed that all statements of belief, opinions and intention made by the Directors in the Circular are reasonably made after due and careful enquiry.

In respect of the financial positions of each of the Group and the Goldpromise Group, we have relied principally on their respective audited/unaudited consolidated/unconsolidated financial statements, all prepared by the Company and for which the Directors take full responsibility. We have also sought and obtained confirmation from the Company that no material facts have been omitted from the information provided and/or referred to in the Circular.

We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We consider that we have reviewed sufficient financial information to enable us to reach an informed view and to justify reliance on the accuracy of the financial information of the Group as contained in the Circular. We have not, however, conducted any form of independent or in-depth investigation into the businesses and affairs of the prospects of the Group, the Goldpromise Group, or any of their respective subsidiaries or associates, nor have we independently verified any of the information supplied to us.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation, we have taken into consideration the following principal factors and reasons:

1. BACKGROUND

Information of the Group

The Company is principally engaged in retailing, export and production of casual wear. For the year ended 31 December 2005, turnover of the Group amounted to approximately HK$3,802.4 million, the breakdown of such turnover by activities is as follows:

Types of activities	*HK$*	*%*
Retailing of casual wear	2,492.5 million	65.6
Export of apparel	1,148.1 million	30.2
Trading of fabric and other businesses	161.8 million	4.2
Total	HK$ 3,802.4 million	100.0

The approximately HK$3,802.4 million turnover of the Group set out above generated a profit from operating activities of approximately HK$335.4 million. As highlighted above, the retail operations accounted for approximately 65.6% of the Group's turnover or approximately HK$2,492.5 million, and profit from operating activities attributable to such retail operations was approximately HK$221.7 million, or approximately 66.1% of the profit from operating activities of the Group for the year ended 31 December 2005.

For the six months ended 30 June 2005, turnover of the Group was HK$1,762.5 million and net profit attributable to Shareholders of the Company was HK$112.83 million.

Information of the Goldpromise Group

Goldpromise is incorporated in the British Virgin Islands and is an investment holding company with neither active business nor operation. It holds the entire equity interest in GS Australasia Pty Ltd., another non-operating company incorporated in Australia which in turn, holds the entire equity interest in each of JeansWest NZ and two other companies which have become dormant since 2002, namely Old Garage Retail Pty Ltd and Old Garage Trading Pty Ltd. JeansWest NZ is engaged in the business of selling and retailing jeans and other fashion goods through "JeansWest" retail outlets in New Zealand. JeansWest NZ has been operating in New Zealand since 1996 and has a retail network consisting of a total of 27 leased stores including two clearance stores across New Zealand.

According to its unaudited and consolidated management accounts, Goldpromise's net profits before and after tax for the year ended 31 December 2005 was approximately US$0.71 million (approximately HK$5.54 million) and US$0.47 million (approximately HK$3.67 million) respectively and its unaudited consolidated net assets as at 31 December 2005 was approximately US$0.57 million (approximately HK$4.4 million). Goldpromise does not have any audited accounts.

Having considered the fact that Goldpromise is only a holding company whose accounts are not required to be audited and its underlying principal asset is its entire equity interest in JeansWest NZ, we have therefore placed more emphasis on JeansWest NZ for the purpose of our independent letter of advice.

For each of the two years ended 31 December 2005, based on the audited accounts of JeansWest NZ, its net profit before tax was NZ$1,428,948 (approximately HK$6,802,000) and NZ$1,888,305 (approximately HK$8,988,000) respectively. Its net profit after tax for each of the two years ended 31 December 2005 was NZ$1,703,286 (approximately HK$8,108,000) and NZ$1,270,483 (approximately HK$6,047,000) respectively. JeansWest NZ's audited net assets as at 31 December 2004 and 2005 were NZ$2,322,234 (approximately HK$11,054,000) and NZ$3,592,717 (approximately HK$17,101,000) respectively.

For the two years ended 31 December 2005, JeansWest NZ's EBITDA (earnings before interest, tax and depreciation) were approximately NZ$1,734,000 (approximately HK$8,254,000) and approximately NZ$2,268,000 (approximately HK$10,796,000) respectively.

JeansWest NZ was originally established by the Company in 1996. It was sold to a company owned as to 75% by Messrs. Charles Yeung and Yeung Chun Fan, both being Directors, in mid 2002. At the time of the sale, according to the audited accounts of JeansWest NZ, for the year ended 31 March 2002, its net profit was NZ$236,683 (approximately HK$1,127,000) and its accumulative losses was NZ$1,719,802 (approximately HK$8,186,000) as at 31 March 2002. Its divestiture was designed to allow the Company to take a more focus approach on its core business under the "JeansWest" brand and not to be distracted by the then struggling JeansWest NZ. Please refer to the section headed "Reasons For, And Benefits Of, The Acquisition" in the "Letter From The Board" for details of the previous purchase of JeansWest NZ and the now-dormant companies in the Goldpromise Group by Messrs. Charles Yeung and Yeung Chun Fan.

2. THE PROPOSED ACQUISITION UNDER THE ACQUISITION AGREEMENT

The proposed Acquisition constitutes a non-exempt connected transaction under the Listing Rules as the Vendors, namely both Mr. Charles Yeung and Mr. Yeung Chun Fan, are Directors and substantial Shareholders and therefore are connected persons of the Company. As the Acquisition constitutes a non-exempt connected transaction for the Company, it is subject to the reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

Principal terms of the Acquisition Agreement

Pursuant to the Acquisition Agreement, the Company will acquire the Vendors' entire interest in Goldpromise, which is represented by the (i) entire issued share capital of Goldpromise (owned by Mr Charles Yeung as to 50%, being one share, and Mr Yeung Chun Fan as to the other 50%, being the remaining one share); and (ii) shareholders' loans in the total amount of US$4,782,344 (approximately HK$37,302,000) from the Vendors to Goldpromise. On completion of the Acquisition, Goldpromise will be wholly-owned by the Company. Please also refer to the "Letter From The Board" for more details on the Acquisiton.

As set out in the "Letter From The Board", the consideration was determined after arm's length negotiation between the parties and having regard to (i) the market value of the Goldpromise Group with reference to the historical earnings of JeansWest NZ; (ii) the face value of the shareholders' loans; (iii) the future prospects of the JeansWest NZ; and (iv) an independent business valuation submitted in confidence to the Board in respect of the proposed Acquisition.

The US$10,180,000 (approximately HK$79,404,000) consideration payable is for the value of the Goldpromise Group and the value of the shareholders' loans in the total amount of US$4,782,344 (approximately HK$37,302,000). The consideration will be payable to the Vendors in cash on completion.

Bases of the Consideration

As set out above, the US$10,180,000 (approximately HK$79,404,000) consideration is for (i) the market value of the Goldpromise Group; and (ii) the face value of the shareholders' loans in the total amount of US$4,782,344 (approximately HK$37,302,000). Dealing with each of these two factors in turn:

(i) The underlying value of the Goldpromise Group

On the premise that fair market value of the shareholders' loans is its face value, out of the total consideration of US$10,180,000 (approximately HK$79,404,000), US$5,397,656 (approximately HK$42,102,000) is thus attributable to the value of the Goldpromise Group.

As set out above in the section headed "Information of the Goldpromise Group", according to Goldpromise's management accounts, net profits before and after tax for the year ended 31 December 2005 were approximately US$0.47 million (approximately HK$3.67 million) and its net assets as at 31 December 2005 was approximately US$0.57 million (approximately HK$4.4 million). Such net assets value is based on Goldpromise's "carrying book value" of investments in its direct and indirect subsidiaries, and did not make any adjustments by taking into consideration the "fair market value" of any of its subsidies, in particular, the fair market value of JeansWest NZ.

Goldpromise is only a holding company with no operations. Based on Goldpromise's unconsolidated and management prepared balance sheet as at 31 December 2005 (i) total assets consisted of a loan advance of US$4,782,344 (approximately HK$37,302,000) to GS

Australasia Pty Ltd ("GS Australasia") and the book value of an investment of US$2 (approximately HK$15.6) in GS Australasia; and (ii) total liabilities consisted of shareholders' loans of US$4,782,344 (approximately HK$37,302,000); and (iii) a paid-up share capital of US$2 (approximately HK$15.6).

GS Australasia, the only subsidiary of Goldpromise, is also a dormant company with no net income or loss for the year ended 31 December 2005 but holds a 100% equity interest in each of (i) JeansWest NZ; (ii) Old Garage Retail Pty Ltd; and (iii) Old Garage Trading Pty Ltd. Both Old Garage Retail Pty Ltd and Old Garage Trading Pty Ltd have been dormant since 2002. JeansWest NZ is the sole operating subsidiary of the Goldpromise Group with more details set out above in the section headed "Information of the Goldpromise Group".

On the basis that for each of the two years ended 31 December 2005, JeansWest NZ's (i) audited net profit before tax was NZ$1,428,948 (approximately HK$6,802,000) and NZ$1,888,305 (approximately HK$8,988,000) respectively; and (ii) net profit after tax was NZ$1,703,286 (approximately HK$8,108,000) and NZ$1,270,483 (approximately HK$6,047,000) respectively, JeansWest NZ's profitability had a rising historical trend, notwithstanding that net profit was distorted by a NZ$274,338 (approximately HK$1,306,000) income tax benefit, as a result of tax losses carried forward, for the year ended 31 December 2004.

Based on JeansWest NZ's net profit after tax of NZ$1,270,483 (approximately HK$6,047,000) for the year ended 31 December 2005 and the aforesaid US$5,397,656 (approximately HK$42,102,000) portion of the consideration attributable to the underlying value of the Goldpromise Group, namely JeansWest NZ, such portion of the consideration represents a historical price-earnings multiple of approximately 6.9 times.

Further, on the basis that for the year ended 31 December 2005, JeansWest NZ's EBITDA was approximately NZ$2,268,000 (approximately HK$10,796,000), such portion of the consideration set out above represents a historical price-EBITDA multiple of approximately 3.9 times.

(ii) The value of the shareholders' loans and related issues

On the surface, the face value of the shareholders' loans in the total amount of US$4,782,344 (approximately HK$37,302,000) represents aggregate advances from the Vendors to Goldpromise, which if not acquired or assigned, the Vendors would remain to be creditors of Goldpromise following completion of the Acquisition. In order to satisfy ourselves that such shareholders' loans are not "quasi equity" which would be required to maintain the operations of the JeansWest NZ, we have sought further clarifications from the management of the Company and its responses are as follows:

- The operations of JeansWest NZ, being principally in retail of casual wear, is of cash business nature;

- Bank facility of NZ$ 3,500,000 (approximately HK$16,660,000) available to JeansWest NZ is currently not drawn down due to a lack of need for bank financing (NZ$94,000 (approximately HK$447,000) of such facility was used to issue guarantee for various landlords); and

- JeansWest NZ is cash flow positive with a historical trend of rising EBITDA.

Whilst we find these responses satisfactory, we adopt the more conservative view that since as at 31 December 2005, audited cash balance of JeansWest NZ amounted to NZ$ 3,517,079 (approximately HK$16,741,000), which would reasonably represent the maximum amount of free surplus cash available for distribution as either dividends or in specie or repayment of intercompany advances to Goldpromise for the repayment of the subject shareholders' loans, had such repayment been demanded by the Vendors. On this basis, we conclude that the following adjustments should be made to the total amount of US$4,782,344 (approximately HK$37,302,000) consideration payable for the shareholders loan and the consideration of US$5,397,656 (approximately HK$42,102,000) attributable to the value of the Goldpromise Group:

	Attributable to Goldpromise Group	**Attributable to the shareholders' loans**
A. Consideration under the Acquisition Agreement	US$5,397,656 (approximately HK$42,102,000)	US$4,782,344 (approximately HK$37,302,000)
B. Cash available for distribution by JeansWest NZ		NZ$3,517,079 (approximately HK$16,741,000 or US$2,146,000)
C. Adjustments to A assuming value of the shareholders' loan is equivalent to B	US$2,636,344 (approximately (HK$20,563,000))	(US$2,636,344) (approximately (HK$20,563,000))
D. Adjusted value of the consideration in A	US$8,034,000 (approximately HK$62,665,000)	US$2,146,000 (approximately HK$16,739,000)

Summary of the pricing issues on the consideration

On the assumption that the maximum value of the shareholders' loans should be equivalent to the surplus cash balance on the balance sheet of JeansWest NZ and the difference between the face value of the shareholders' loans and such cash balance is thus quasi equity, and based on JeansWest NZ's net profit after tax of NZ$1,270,483 (approximately HK$6,047,000) for the year ended 31 December 2005 and the aforesaid US$8,034,000 (approximately HK$62,665,000) adjusted consideration attributable to the underlying value of the Goldpromise Group, namely JeansWest NZ, such adjusted consideration represents a historical price-earnings multiple of approximately 10.4 times.

Further, on the basis that for the year ended 31 December 2005, JeansWest NZ's EBITDA was approximately NZ$2,268,000 (approximately HK$10,796,000), such adjusted consideration represents a historical EBITDA multiple of approximately 5.8 times.

A summary of the price-earnings and EBITDA multiples based on the analyses set out above is as follows:

	Consideration as set out under the Acquisition Agreement	**Consideration adjusted based on the assumption that portion of the shareholders' loans not supported by cash surplus is quasi equity**
Historical price-earnings multiple	6.9 times	10.4 times
Historical EBITDA multiple	3.9 times	5.8 times

We take the view that the higher ends of the above ranges are more applicable to pricing of the Acquisition.

Comparables to the consideration and other pricing issues

We have noted that in the valuation report on the Goldpromise Group commissioned by the Company and submitted in confidence to the Board for its consideration, a number of comparable Australian listed companies in the clothing retail industry were cited and their respective EBITDA multiples range from 4 times to 12 times. We take the view that the lower range of the EBITDA is more applicable, given the relatively smaller operations of JeansWest NZ and its unlisted status when compared to the larger listed Australian clothing retailers. Following our enquiry, we understand that there was no comparable private company in the New Zealand clothing retail industry which had been acquired recently by a listed issuer.

We further noted that there was no comparable private company in the Hong Kong clothing retail industry which had been acquired recently by a listed issuer either but there was one privately-owned company which engaged in running a number of retail outlets principally in Hong Kong selling high quality coffee was acquired by a listed issuer whose shares are listed on the Stock Exchange last year. The announced consideration for that acquisition, which we consider reasonably comparable to the Acquisition on a number of factors, indicated (i) a historical price-earnings multiple of 22 times; (ii) an implied price-earnings multiple of 8 times based on guaranteed net profit before tax for a 11-month period; and (iii) a historical multiple of 8.5 times of the EBITDA.

We further noted that according to Goldpromise's unaudited consolidated balance sheet prepared by management of the Company, net asset value, based on book carrying value, amounted to US$570,138 as at 31 December 2005. We are of the opinion that net asset value backing of a clothing retail business is less relevant to the pricing of the valuation of such business than say, EBITDA and price-earnings multiples. The Shares is currently trading at a historical price-earnings multiple of approximately 17 times as set out below in the sub-section headed "Earnings".

In light of the above, we are of the opinion that the ranges of the price-earnings and EBITDA multiples set out above are considered reasonable in so far as the consideration for the Acquisition is concerned.

Completion

Completion of the Acquisition is conditional upon (a) the Company obtaining independent shareholders' approvals required under the Listing Rules on or before 26 May 2006 (or such later date as the parties may agree), and (b) there being no material adverse change to the business, financial condition or results of operations of Goldpromise and its subsidiaries until completion.

Reasons for, effects and benefits of the Acquisition

The Group is principally engaged in retailing, export and production of casual wear. The Goldpromise Group is engaged in the retail business of selling jeans and other fashion goods through "JeansWest" retail outlets in New Zealand. JeansWest NZ was divested in mid-2002 when it was struggling with profitability and consequently, the Company had decided to take a more focus approach on its core business under the "JeansWest" brand. JeansWest NZ has since been successfully turnaround and the Board believes that acquiring back JeansWest NZ will contribute sustainable and satisfactory earnings towards the Group in the near future. Given the expected positive development in the New Zealand clothing retail industry with a low single digit growth rate per annum from now until 2010 (source: IBISWorld Industry Report, as referred to by the valuation report commissioned by the Company), the Board considers that the Acquisition will enable the Company to re-enter the New Zealand market on terms it considers to be appropriate.

The Acquisition allows the Group to re-enter the clothing retail industry in New Zealand with the considerable net work of 27 store outlets, including 2 clearance stores that are currently owned by JeansWest NZ and thus mitigating any risks or time costs associated with start-ups in a relatively mature marketplace, possibly with significant barriers to entry by new entrants which are pursuing multiple stores retail strategy with a meaning critical mass of such number of stores at "one go".

In light of the above, we are in concurrence with the reasons for and benefits of the Acquisition cited by the Board (other than the independent non-executive Directors) and we are of the opinion that the Acquisition is in the interests of the Shareholders and the Company as a whole.

3. FINANCIAL EFFECTS OF THE ACQUISITION

As set out in the "Letter From The Board", the Goldpromise Group and its underlying assets, JeansWest NZ, will become wholly-owned subsidiaries of the Group and its financial performance will be accounted for using the consolidation method. In other words, each of the assets and liabilities, or income and expenses and cash flow, as the case may be, of the companies within the Goldpromise Group will be consolidated, based on the Group's 100% interest, into the financial statements of the Group.

Earnings

As set out in the audited consolidated income statement of the Group for the year ended 31 December 2005, earnings per Share was HK$0.2335 and based on the closing price per Share on 24 April 2006 of HK$4.0, the Share is trading at a historical price-earnings multiple of approximately 17 times. The Acquisition, which is on a price-earnings multiple range from approximately 6.9 times to 10.4 times, will further enhance the earnings of the Group. Turnover of JeansWest NZ for the year ended 31 December 2005 amounted to NZ$20,852,675 (approximately HK$99,259,000), which will further enhance the Group's turnover following completion of the Acquisition. It is also important to note that the Acquisition will enable the Group to re-enter the New Zealand clothing retail market and will provide more geographical diversification to its retailing of casual wear businesses.

As set out in the section below, a goodwill will arise from the Acquisition. Such goodwill will not need to be amortised but will be subject to an annual impairment review as stipulated under the Hong Kong Financial Reporting Standards. Should no recognition of impairment be required at such review process, the goodwill will not have any impact on the Group's profit and loss statement.

Assets and liabilities

Whilst the precise amount of Goodwill will only be quantifiable based on the consolidated net assets of the Goldpromise Group on completion of the Acquisiton, based on the consideration of US$10,180,000 (or approximately HK$79,404,000) and after adjusting for the US$4,782,344 (approximately HK$37,302,000) consideration payable for the shareholders loan, the consideration of US$5,397,656 (approximately HK$42,102,000) attributable to the value of the Goldpromise Group, which had unaudited consolidated net assets value of US$0.57 million (approximately HK$4.4 million) as at 31 December 2005. For illustration purpose, assuming such consolidated net assets of US$0.57 million (approximately HK$4.4 million) as at 31 December 2005 is the net assets value on completion, a goodwill amount of approximately US$4.83 million (approximately HK$37.67 million) would arise from the Acquisition. The Group's unaudited and consolidated net assets value as at 31 Dec 2005 was approximately HK$1,663,138,000 and the goodwill arising from the Acquisition therefore, will not have any material impact on the Group's net assets value.

As at 31 December 2005, the Group unaudited consolidated total liabilities was HK$1,599,109,000. The Goldpromise Group does not have any bank borrowings and given the retail and cash business nature of that of JeansWest NZ, the Acquisition is not expected to have any material impact on the Group's liabilities or gearing ratio as well.

Cash flow

The Acquisition will be financed by internal resources of the Group.

As at 31 December 2005, the Group's unaudited cash and cash equivalents amounted to approximately HK$1,266,197,000 and net cash in hand amounted to approximately HK$1,030,790,000. As such, we consider the Group has adequate financial resources for the Acquisition and its cash flow will not be adversely impacted on, as a result of the Acquisition.

RECOMMENDATION

Having considered the principal factors and reasons set out above, we consider that the terms and conditions of the Acquisition under the Acquisition Agreement are on normal commercial basis, are fair and reasonable so far as the Company and the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. We therefore, advise the Independent Board Committee to recommend the independent Shareholders to vote in favour of the ordinary resolution approving the Acquisiton Agreement and the transactions contemplated thereunder at the SGM.

Yours faithfully,
for and on behalf of
Centurion Corporate Finance Limited
Baldwin LEE
Managing Director

1. RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Share Interests of Directors

Save as disclosed below, as at the Latest Practicable Date, none of the Directors had any interest or short position in the shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Interests in shares of the Company

Name of Director	Capacity	No. of Shares held Long Position	Short Position	Total	Percentage of shareholding (%)
Dr Charles Yeung, SBS, JP	Interest of controlled corporations	625,134,000	6,600,000	631,734,000[1]	60.036
Mr Yeung Chun Fan	(i) Interest of controlled corporations	625,134,000	6,600,000	638,464,000[1]&[3]	60.676
	(ii) Interest of spouse	6,730,000	-		
Mr Yeung Chun Ho	Interest of a controlled corporation	32,430,000	-	32,430,000[2]	3.082
Mr Pau Sze Kee, Jackson	Beneficial Owner	9,370,000	-	9,370,000	0.890
Mr Hui Chung Shing, Herman, JP	Beneficial Owner	6,250,000	-	6,250,000	0.594
Ms Cheung Wai Yee	(i) Beneficial Owner	6,730,000	-	638,464,000[1]&[3]	60.676
	(ii) Interest of spouse	625,134,000	6,600,000		
Mr Lau Hon Chuen, Ambrose, GBS, JP	Beneficial Owner	956,000	-	956,000	0.091

Notes:

1. 396,454,000 shares (of which interests in 6,600,000 shares are short position) were held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Mr Charles Yeung, JP and as to 48.066% by Mr Yeung Chun Fan), 233,540,000 shares were held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Mr Charles Yeung, JP and as to 48.066% by Mr Yeung Chun Fan) and 1,740,000 shares were held by G. S. Strategic Investment Limited (the entire issued voting share capital of which was held as to 50% by each of Mr Charles Yeung, JP and Mr Yeung Chun Fan).

2. 32,430,000 shares were held by Unicom Consultants Limited, a company wholly owned by Mr Yeung Chun Ho.

3. Ms Cheung Wai Yee is the spouse of Mr Yeung Chun Fan. 6,730,000 shares related to the same block of shares held by Ms Cheung Wai Yee and 631,734,000 shares related to the same block of shares held by three companies controlled by Mr Yeung Chun Fan.

(b) Substantial shareholders

Save as disclosed below, the Directors are not aware that there was any party (other than the Directors disclosed under the paragraph headed "Share Interests of Directors" above) who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares (including options) of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Interests in shares of the Company

		Number of shares held			Percentage
		Long	Short		of issued
Name of Shareholder	Capacity	Position	Position	Total	share capital
					(%)
Glorious Sun Holdings (BVI) Limited	Beneficial owner	389,854,000	6,600,000	396,454,000	37.677
Advancetex Holdings (BVI) Limited	Beneficial owner	233,540,000	–	233,540,000	22.194
Cheah Cheng Hye	Beneficial owner	500,000	–	61,815,000	5.875
	Interest of child under 18 or spouse	240,000	–		
	Interest of a controlled corporation	61,075,000 *(note 1)*	–		
Value Partners Limited	Investment manager	61,775,000	–	61,775,000	5.871
Commonwealth Bank of Australia	Interest of controlled corporations	62,935,100	–	62,935,100 *(note 2)*	5.981

Note 1: Mr. Cheah Cheng Hye was deemed to be interested in these shares held by Value Partners Limited, a company controlled by Mr. Cheah Cheng Hye.

Note 2: These shares were held by various wholly owned subsidiaries of Commonwealth Bank of Australia.

(c) Substantial shareholders in the Company's subsidiaries

So far as is known to any Director, as at the Latest Practicable Date, the following persons were interested in 10% or more of the issued capital carrying rights to vote at general meetings of the following subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding (%)
GS Kenneth Fashion Design Company Limited	Kenneth Fong Design De Moda E Planeamento Lda	40 ordinary shares	40
Golden Prospects Enterprises Limited	The Wins Trading Company	35 ordinary shares	35
Unity Glory Interior Design & Decoration (H.K.) Limited	The Wins Trading Company	35 ordinary shares	35
Famebish Industrial Limited	Mr Lam Cheung Chuen	12,000 ordinary shares	12
	Mr Lam Cheung Fat	12,000 ordinary shares	12
	Mr Fung Hing Tse	16,000 ordinary shares	16
Petrie Mansions Management Limited	Mr Lam Cheung Chuen	1,200 ordinary shares	12
	Mr Lam Cheung Fat	1,200 ordinary shares	12
	Mr Fung Hing Tse	1,600 ordinary shares	16
Sparrow Apparels Limited	Mrs Nurjehan Mazhar	12,617 ordinary shares	12.62
蘇州工業園區爵柏服飾有限公司	Asia Accord Limited	US$168,000 (registered capital)	40
泰州爵柏服飾有限公司	Asia Accord Limited	US$12,000 (registered capital)	12
石家莊常宏建築裝飾工程有限公司	河北恒山建築工程有限責任公司	US$294,000 (registered capital)	14
	The Wins Trading Company	US$441,000 (registered capital)	21
Gennon Fashion Garment Manufactory (H.K.) Limited	Mr Lee Fung Tai	266,600 ordinary shares	24.8
	Mr Li Fung Lok	266,600 ordinary shares	24.8

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding (%)
Main Pui Investments Limited	Mr Lee Fung Tai	362,080 ordinary shares	24.8
	Mr Li Fung Lok	362,080 ordinary shares	24.8
J-Loong Trading Limited	Mr Lee Fung Tai	74,400 ordinary shares	24.8
	Mr Li Fung Lok	74,400 ordinary shares	24.8
Gennon Enterprises Limited	Mr Lee Fung Tai	248,000 ordinary shares	24.8
	Mr Li Fung Lok	248,000 ordinary shares	24.8
Gennon International Trading (H.K.) Limited	Mr Lee Fung Tai	124,000 ordinary shares	24.8
	Mr Li Fung Lok	124,000 ordinary shares	24.8
Chapman Development Limited	Mr Lee Fung Tai	248 ordinary shares	24.8
	Mr Li Fung Lok	248 ordinary shares	24.8
J-Loong Overseas Production (Singapore) Pte Limited	Mr Lee Fung Tai	248 ordinary shares	24.8
	Mr Li Fung Lok	248 ordinary shares	24.8
Gennon International (Singapore) Pte Limited	Mr Lee Fung Tai	248 ordinary shares	24.8
	Mr Li Fung Lok	248 ordinary shares	24.8
Recent Garments And Knitting Industries Ltd.	Mrs Anar Khali Chowdhury	290 ordinary shares	29
Gennon International Trading Limited	Mr Lee Fung Tai	248 ordinary shares	24.8
	Mr Li Fung Lok	248 ordinary shares	24.8
Profit Gain Trading (BVI) Limited	Mr Lee Fung Tai	248 ordinary shares	24.8
	Mr Li Fung Lok	248 ordinary shares	24.8
Chapman International Trading Limited	Mr Lee Fung Tai	248 ordinary shares	24.8
	Mr Li Fung Lok	248 ordinary shares	24.8
Super Connection International Limited	Mr Lee Fung Tai	248 ordinary shares	24.8
	Mr Li Fung Lok	248 ordinary shares	24.8
Goldmark Development Limited	Mr Lee Fung Tai	248 ordinary shares	24.8
	Mr Li Fung Lok	248 ordinary shares	24.8

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding (%)
Shamoli Garments Limited	Mr Golam Kibria Chowdhury	24,998 ordinary shares	24.998
Recent Sweaters Limited	Mr G.S. Hasan Chowdhury	300 ordinary shares	15
	Mr Golam Kabir Chowdhury	300 ordinary shares	15
RTG Garments Manufacturing (HK) Limited	Golden Top Limited	1 ordinary share *	50*

* *share is held by a joint venture company in which Golden Top Limited owns 50% interest*

(d) Others

None of the Directors has had any direct or indirect interest in any assets which have since 31 December 2005 (being the date to which the latest published audited financial statements of the Company were made up) been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

Other than the Acquisition Agreement, there is no contract or arrangement subsisting at the Latest Practicable Date in which any of the Directors is materially interested and which is significant in relation to the business of the Group.

3. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2005, the date to which the latest published audited financial statements of the Company were made up.

4. EXPERTS

(a) The qualification of Centurion who has given advice contained in this circular are set out as follows:

Name	Qualification
Centurion Corporate Finance Limited	a deemed licensed corporation under the SFO permitted to engage in types 1, 4, 6, 9 of the regulated activities as defined in the SFO

(b) Centurion has confirmed that it has no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(c) Centurion has confirmed that it does not have any interest, direct or indirect, in any assets which have been acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2005, being the date to which the latest published audited financial statements of the Company were made up.

(d) Centurion has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which it appears.

(e) The letter from Centurion is given as of the date of this circular for incorporation herein.

5. COMPETING INTEREST

In so far as the Directors are aware, none of the Directors or their respective associates have any interest in a business which competes or is likely to compete with the business of the Group.

6. SERVICE CONTRACTS

There is no existing or proposed service contracts between any of the Directors and the Company or any of its subsidiaries, other than contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

7. GENERAL

(a) The secretary of the Company is Mr Mui Sau Keung, Isaac, AHKICPA and the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Mr. Lai Man Sum, Sam, FCCA, AHKICPA.

(b) The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda and the head office and principal place of business in Hong Kong is at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

(c) The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, 46/F., Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection on any weekday (Saturdays and Sundays excepted) during business hours at the head office and principal place of business of the Company at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong from the date of this circular up to and including 26 May 2006:

(a) the Acquisition Agreement;

(b) the letter from the Independent Board Committee, the text of which is set out in the section headed "Letter from the Independent Board Committee" of this circular; and

(c) the letter from Centurion, the text of which is set out in the section headed "Letter from Centurion" of this circular.

9. POLL PROCEDURE

Under the bye-laws of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded. The bye-laws of the Company provide that a poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a Special General Meeting of the shareholders of Glorious Sun Enterprises Limited (the "Company") will be held on Friday, 26 May 2006 immediately following the conclusion of the annual general meeting which is scheduled to be held at 2:30 p.m. on the same date, at Xiamen Suite, 3/F., The Marco Polo Prince, Harbour City, 23 Canton Road, Tsimshatsui, Kowloon, Hong Kong for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT

(a) the Acquisition Agreement (as defined in the circular of the Company dated 28 April 2006 (the "Circular")) (a copy of which is tabled at the meeting and marked "A" and initialled by the chairman of the meeting for identification purposes) and the transactions contemplated thereunder and the implementation thereof be and are hereby approved, ratified and confirmed; and

(b) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/her to be incidental to, ancillary to or in connection with the matters contemplated in the Acquisition Agreement."

By order of the Board
Mui Sau Keung, Isaac
Secretary

Hong Kong, 28 April 2006

Notes:

(1) Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. All proxies must be deposited at the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting, or adjourned meeting, as the case may be.

(2) Completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

(3) Where there are joint holders of any shares, any one of such joint holders may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of such holders so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

The Directors of the Company as at the date of this notice are as follows:

Executive Directors:
Dr Charles Yeung, SBS, JP, Mr Yeung Chun Fan, Mr Yeung Chun Ho, Mr Pau Sze Kee, Jackson, Mr Hui Chung Shing, Herman, JP, Ms Cheung Wai Yee, Mr Chan Wing Kan, Archie and Mr Teo Heng Kee, Peter

Independent Non-Executive Directors:
Mr Wong Man Kong, Peter, BBS, JP, Mr Lau Hon Chuen, Ambrose, GBS, JP and Mr Chung Shui Ming, Timpson, GBS, JP

Non-Executive Director:
Dr Lam Lee G.

附註：

(1) 凡有權出席上述通告所召開大會及於會上投票之股東，均有權委派一名或以上代表出席大會，並於按股數投票表決時代其投票。受委代表毋須為本公司股東。所有代表委任表格必須於大會或續會指定舉行時間48小時前交回本公司之主要營業地點，地址為香港九龍觀塘巧明街97號旭日集團大廈。

(2) 填妥及交回代表委任表格後， 閣下仍可依願出席大會並於會上投票。

(3) 如屬任何股份之聯名持有人，則任何一位此等親自出席之聯名持有人或其受委代表均可於會上投票，猶如其乃唯一有權投票者，惟如有一名以上之聯名持有人親自或委派代表出席大會，則只有親自出席且在股東名冊排名首位之聯名持有人方可就該等股份投票。

於本通函日期，本公司之董事如下：

執行董事：
楊釗博士 銀紫荊星章 太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛 太平紳士、張慧儀女士、陳永根先生及張興基先生

獨立非執行董事：
王敏剛 銅紫荊星章 太平紳士、劉漢銓 金紫荊星章 太平紳士及鍾瑞明 金紫荊星章 太平紳士

非執行董事：
林家禮博士



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

股東特別大會通告

茲通告旭日企業有限公司(「本公司」)謹訂於二零零六年五月二十六日(星期五)緊隨同日下午二時三十分舉行之股東週年大會結束後，假座香港九龍尖沙咀廣東道二十三號海港城馬哥孛羅太子酒店三樓廈門廳舉行股東特別大會，藉以考慮及酌情通過(不論有否修訂)下列決議案為本公司普通決議案：

普通決議案

「**動議**

(a) 批准、追認及確認收購協議(定義見本公司於二零零六年四月二十八日刊發之通函)(其印有「A」字樣的副本已呈交大會並由大會主席簡簽，以資識別)及根據收購協議擬進行之交易和收購協議之執行；及

(b) 授權本公司任何一名董事(或如需加蓋印鑑，則為本公司任何兩名董事)代表本公司簽署所有其他文件、文據及協議，並執行其認為附帶於、輔助或有關收購協議項下擬進行事宜的所有行動或事情。」

承董事局命
梅守強
秘書

香港，二零零六年四月二十八日

8. 備查文件

下列文件由本通函日期起至二零零六年五月二十六日(包括該日)之任何工作日(星期六及星期日除外)的辦公時間內，於本公司總辦事處及主要營業地點(香港九龍觀塘巧明街97號旭日集團大廈)可供查閱。

(a) 收購協議；

(b) 獨立董事委員會發出之函件，全文載於本通函「獨立董事委員會函件」一節內；及

(c) 盛百利發出之函件，全文載於本通函「盛百利函件」一節內。

9. 按股數投票表決程序

根據本公司之公司細則，任何股東大會上提交之決議案將以舉手方式表決，除非以按股數投票表決之要求被提出(在宣佈舉手表決結果時或之前或在撤銷其他任何以按股數投票表決之要求時)。本公司之公司細則規定，按股數投票表決可由下列人士提出：

(i) 由大會主席；或

(ii) 由至少三名親身(或，股東為公司時，由其正式授權代表)或由委任代表出席並於當時有權表決之股東；或

(iii) 由佔全體有權在該大會上投票而擁有不少於十分之一的投票權的一名或多於一名親身(或，股東為公司時，由其正式授權代表)或由委任代表出席之股東；或

(iv) 由任何親身(或，股東為公司時，由其正式授權代表)或由委任代表出席且持有授予在大會上投票權的本公司股份之一名或多於一名股東，而就該等股份之已繳足總款額乃相等於不少於授予該投票權之全部股份已繳足總款額之十分之一。

(c) 盛百利已確認，概無於本集團任何成員公司自二零零五年十二月三十一日(本公司最近公佈之經審核財務報表之結算日)所收購或出售或租用，或擬收購或出售或租用之任何資產中擁有任何直接或間接權益。

(d) 盛百利已就本通函之刊發發出書面同意書，同意以本函所載之形式及涵義刊載其函件及引述其名稱，且迄今並無撤回其同意書。

(e) 盛百利於本通函日期發出之函件旨在載入本通函。

5. 競爭利益

據董事所知悉，概無董事或彼等各自之聯繫人士在與本集團業務構成或可能構成競爭之業務中擁有任何權益。

6. 服務合約

董事概無與本公司或其任何附屬公司存有或擬訂立服務合約，但不包括於一年內到期或可由僱主終止而毋須支付賠償(法定賠償除外)之合約。

7. 一般資料

(a) 本公司之秘書為梅守強先生AHKICPA；根據上市規則第3.24條委任之專業會計師為賴文深先生FCCA，AHKICPA。

(b) 本公司之註冊地址為Clarendon House, 2 Church Street, Hamilton HM11, Bermuda；總辦事處及於香港之主要營業地點為香港九龍觀塘巧明街97號旭日集團大廈。

(c) 本公司之股份過戶登記分處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

(d) 本通函之中，概以英文版為準。

附屬公司名稱	股東名稱	所持股份數目及類別	股權百分比 (%)
Shamoli Garments Limited	Golam Kibria Chowdhury先生	24,998股普通股	24.998
Recent Sweaters Limited	G.S. Hasan Chowdhury先生	300股普通股	15
	Golam Kabir Chowdhury先生	300股普通股	15
滙洋製衣(香港)有限公司	Golden Top Limited	1股普通股*	50*

* *股份由Golden Top Limited擁有50%股權之聯營公司持有。*

(d) **其他**

董事概無於本集團任何成員公司自二零零五年十二月三十一日(本公司最近公佈之經審核財務報表之結算日)所收購或出售或租用，或擬收購或出售或租用之任何資產中擁有任何直接或間接權益。

除收購協議外，於最後可行日期，董事對本集團業務有重大影響及仍然有效之合約或安排中概無擁有重大權益。

3. 重大逆轉

據董事所知悉，自二零零五年十二月三十一日(即本公司最近公佈之經審核財務報表之結算日)起，本集團之財務或營業狀況並無任何重大逆轉。

4. 專業人士

(a) 於本通函內提供意見之盛百利，其專業人士之資格如下：

名稱	資格
盛百利財務顧問有限公司	一間根據證券及期貨條例准許從事第一、第四、第六及第九項受監管活動

(b) 盛百利已確認，概無於本集團之任何成員公司持有股份或權利(不論是否屬可合法強制執行)認購或委托他人認購本集團任何成員公司之證券。

附屬公司名稱	股東名稱	所持股份數目及類別	股權百分比 (%)
萬倍投資有限公司	李逢泰先生 李逢樂先生	362,080股普通股 362,080股普通股	24.8 24.8
即隆貿易有限公司	李逢泰先生 李逢樂先生	74,400股普通股 74,400股普通股	24.8 24.8
鎮安企業有限公司	李逢泰先生 李逢樂先生	248,000股普通股 248,000股普通股	24.8 24.8
鎮安國際貿易有限公司	李逢泰先生 李逢樂先生	124,000股普通股 124,000股普通股	24.8 24.8
卓明發展有限公司	李逢泰先生 李逢樂先生	248股普通股 248股普通股	24.8 24.8
J-Loong Overseas Production (Singapore) Pte Limited	李逢泰先生 李逢樂先生	248股普通股 248股普通股	24.8 24.8
Gennon International (Singapore) Pte Limited	李逢泰先生 李逢樂先生	248股普通股 248股普通股	24.8 24.8
Recent Garments And Knitting Industries Ltd.	Anar Khali Chowdhury夫人	290股普通股	29
Gennon International Trading Limited	李逢泰先生 李逢樂先生	248股普通股 248股普通股	24.8 24.8
Profit Gain Trading (BVI) Limited	李逢泰先生 李逢樂先生	248股普通股 248股普通股	24.8 24.8
Chapman International Trading Limited	李逢泰先生 李逢樂先生	248股普通股 248股普通股	24.8 24.8
Super Connection International Limited	李逢泰先生 李逢樂先生	248股普通股 248股普通股	24.8 24.8
Goldmark Development Limited	李逢泰先生 李逢樂先生	248股普通股 248股普通股	24.8 24.8

附註1： 謝清海先生被視為擁有該等由Value Partners Limited（一間由其控制的公司）所擁有之股份權益。

附註2： 該等股份由Commonwealth Bank of Australia之多間全資附屬公司持有。

(c) 本公司附屬公司之主要股東

據董事所知悉，於最後可行日期，擁有下列本公司附屬公司之股東大會上投票權利之已發行股本10%或以上權益人士如下：

附屬公司名稱	股東名稱	所持股份數目及類別	股權百分比 (%)
旭日肯尼斯服裝設計有限公司	Kenneth Fong Design De Moda E Planeamento Lda	40股普通股	40
Golden Prospects Enterprises Limited	香港宏業貿易公司	35股普通股	35
常宏設計裝飾工程（香港）有限公司	香港宏業貿易公司	35股普通股	35
爵柏實業有限公司	林長泉先生	12,000股普通股	12
	林長發先生	12,000股普通股	12
	馮慶梓先生	16,000股普通股	16
Petrie Mansions Management Limited	林長泉先生	12,000股普通股	12
	林長發先生	12,000股普通股	12
	馮慶梓先生	16,000股普通股	16
Sparrow Apparels Limited	Nurjehan Mazhar夫人	12,617股普通股	12.62
蘇州工業園區爵柏服飾有限公司	旭俊有限公司	US$168,000（註冊資本）	40
泰州爵柏服飾有限公司	旭俊有限公司	US$12,000（註冊資本）	12
石家莊常宏建築裝飾工程有限公司	河北恒山建築工程有限責任公司	US$294,000（註冊資本）	14
	香港宏業貿易公司	US$441,000（註冊資本）	21
鎮安製衣廠（香港）有限公司	李逢泰先生	266,600股普通股	24.8
	李逢樂先生	266,600股普通股	24.8

附註：

1. 396,454,000股股份(其中6,600,000股為淡倉)是由Glorious Sun Holdings (BVI) Limited持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934% 及48.066%)；233,540,000股股份由Advancetex Holdings (BVI) Limited持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%)；1,740,000股股份由G. S. Strategic Investment Limited持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生各自持有50%)。

2. 32,430,000股股份是由Unicom Consultants Limited持有(該公司為楊浩先生全資擁有)。

3. 張慧儀女士為楊勳先生之配偶。6,730,000股股份實指同為張慧儀女士所持之股份；而631,734,000股股份實指同為楊勳先生控制之三間公司所持之股份。

(b) 主要股東

除下文所披露者外，董事並不知悉有任何人士(除於「董事之股份權益」一節內所披露之董事外)，於最後可行日期，擁有根據證券及期貨條例第XV部份第2及3分部之條文規定而須向本公司披露之本公司股份及相關股份(包括購股權)之權益或淡倉。

於本公司股份之權益

股東名稱	身份	所持股份數目 好倉	淡倉	總數	已發行股本百分比 (%)
Glorious Sun Holdings (BVI) Limited	實益擁有人	389,854,000	6,600,000	396,454,000	37.677
Advancetex Holdings (BVI) Limited	實益擁有人	233,540,000	–	233,540,000	22.194
謝清海	實益擁有人	500,000	–	61,815,000	5.875
	未滿18歲子女或配偶權益	240,000	–		
	受控制公司之權益	61,075,000 *(附註1)*	–		
Value Partners Limited	投資經理	61,775,000	–	61,775,000	5.871
Commonwealth Bank of Australia	受控制公司之權益	62,935,100	–	62,935,100 *(附註2)*	5.981

1. 責任聲明

本通函乃遵照上市規則而提供有關本公司資料詳情。

各董事對本通函所載有關資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知及確信，本通函並無遺漏其他事實以致本通函內任何聲明產生誤導。

2. 權益披露

(a) 董事之股份權益

除下文所披露者外，於最後可行日期，概無董事於本公司或任何聯營公司(按證券及期貨條例之涵義)之股份、相關股份或債券之權益或淡倉中，擁有(a)須根據證券及期貨條例第XV部第7及8分部知會本公司及聯交所(包括按證券及期貨條例被視作或視為擁有之權益及淡倉)；或(b)須根據證券及期貨條例第352條須記錄於據此置存之記錄冊中；或(c)須根據標準守則知會本公司及聯交所。

於本公司股份之權益

董事姓名	身份	所持股份數目 好倉	淡倉	總數	股權百分比 (%)
楊釗博士 銀紫荊星章、太平紳士	受控制公司之權益	625,134,000	6,600,000	631,734,000[1]	60.036
楊勳先生	(i) 受控制公司之權益 (ii) 配偶權益	625,134,000 6,730,000	6,600,000 –	638,464,000[1]&[3]	60.676
楊浩先生	受控制公司之權益	32,430,000	–	32,430,000[2]	3.082
鮑仕基先生	實益擁有人	9,370,000	–	9,370,000	0.890
許宗盛太平紳士	實益擁有人	6,250,000	–	6,250,000	0.594
張慧儀女士	(i) 實益擁有人 (ii) 配偶權益	6,730,000 625,134,000	– 6,600,000	638,464,000[1]&[3]	60.676
劉漢銓 金紫荊星章、太平紳士	實益擁有人	956,000	–	956,000	0.091

推薦意見

考慮到上述各主要因素及理由後，吾等認為，收購事項之條款乃以一般商業條款為基礎，並對　貴公司及股東而言誠屬公平合理，亦符合　貴公司及股東之整體利益。吾等因此建議獨立董事委員會推薦獨立股東於股東特別大會上投票贊成關於批准收購事項及據此所涉及之交易之普通決議案。

此致

旭日企業有限公司

獨立董事委員會及列位獨立股東　台照

代表
盛百利財務顧問有限公司
董事總經理
李僑生
謹啟

二零零六年四月二十八日

盈利

誠如 貴集團截至二零零五年十二月三十一日止年度之經審核綜合損益表所載，每股股份盈利為0.2335港元，及按股份於二零零六年四月二十四日之收市價每股4.0港元計算，股份乃以歷史市盈率約17倍買賣。收購事項(其市盈率介乎約6.9倍至10.4倍)將進一步加強 貴集團之盈利。JeansWest NZ截至二零零五年十二月三十一日止年度之營業額為20,852,675新西蘭元(約99,259,000港元)，將進一步增加 貴集團於收購事項後之營業額。另亦務請注意，收購事項將可令 貴集團重新進入新西蘭服裝零售市場，並將令 貴集團在地域上進一步多元化拓展至休閒服零售業務。

誠如上節所述，收購事項將產生商譽。該商譽毋須攤薄，惟將根據香港財務報告準則之規定每年進行減值審閱。倘於審閱過程中毋須確認減值，則商譽將不會對 貴集團之損益表構成任何影響。

資產及負債

雖然商譽之精確數額於收購事項完成時按Goldpromise集團之綜合資產淨值才能得出，惟按代價10,180,000美元(或約79,404,000港元)計算，並經就股東貸款應付代價4,782,344美元(約37,302,000港元)作出調整後，Goldpromise集團價值應佔代價為5,397,656美元(約42,102,000港元)，而Goldpromise集團於二零零五年十二月三十一日之未經審核綜合資產淨值為570,000美元(約4,400,000港元)。就說明之用，假設二零零五年十二月三十一日之綜合資產570,000美元(約4,400,000港元)為於完成時之資產淨值，則收購事將產生約4,830,000美元(約37,670,000港元)之商譽數額。 貴集團於二零零五年十二月三十一日之未經審核及綜合資產淨值約為1,663,138,000港元，因此，收購事項所產生之上述商譽將不會對 貴集團之資產淨值構成任何重大影響。

於二零零五年十二月三十一日， 貴集團之未經審核綜合負債總額為1,599,109,000港元。Goldpromise集團並無任何銀行借貸，且鑑於JeansWest NZ之零售及現金業務性質，收購事項預期將不會對 貴集團之負債或資產負債比率構成任何重大影響。

現金流量

收購事項將以 貴集團之內部資源提供資金。

於二零零五年十二月三十一日， 貴集團之未經審核現金及現金結餘約為1,266,197,000港元，及手頭現金淨額則約為1,030,790,000港元。為此，吾等認為，貴集團具備充裕財務資源以應付收購事項所需，且其現金流量將不會因收購事項而受到重大影響。

鑑於以上所述，吾等認為上述市盈率及除利息、稅項、折舊及攤銷前盈利倍數範圍就收購事項之代價而言被視為合理

完成

收購事項須待以下條件達成後，方告完成：(a) 貴公司於二零零六年五月二十六日或之前(或協議各方可能同意之較後日期)取得上市規則所規定之獨立股東批准；及(b)Goldpromise及其附屬公司之業務、財務狀況或經營業績直至完成為止時並無任何重大不利變動。

進行收購事項之理由、影響及好處

貴集團主要從事零售、出口及製造休閑服。Goldpromise集團所從事之業務為透過「JeansWest」零售店以零售方式銷售牛仔褲及其他流行時尚貨品。JeansWest NZ在盈利能力中爭扎求存時曾於二零零二年中被 貴公司出售，其後， 貴公司決定更專發展其以「JeansWest」品牌經營之核心業務。JeansWest NZ已實現轉虧為盈，而董事局相信，收購JeansWest NZ後將可於不久將來為 貴集團貢獻可持續及令人滿意之盈利。鑑於預期服裝零售業在新西蘭有著正面發展前景，並於目前至二零一零年期間每年錄得低單數字增長(資源來源：IBISWorld Industry Report，誠如 貴公司所委托撰寫之估值報告所引述)，董事局認為，收購事項可令 貴公司按其認為合適之條款重新進入新西蘭市場。

收購事項可令 貴集團憑藉JeansWest NZ旗下現有廣泛網絡中之27間店舖門市(包括兩間特賣店)，重新進入新西蘭市之服裝零售業，並從而減低進駐相對已成熟發展之市場所涉及之任何風險或時間成本，而新入業者在打入市場時可能面對重大困難，且新入業者亦熱衷於一次性設立廣大店舖數目網絡之多店零售策略。

鑑於以上所述，吾等贊同董事局(包括獨立非執行董事)所提及進行收購事項之理由及好處，並認為收購事項符合股東及 貴公司之整體利益。

3. 收購事項之財務影響

誠如「董事局函件」所述，Goldpromise集團及其基礎資產(JeansWest NZ)將成為 貴集團之全資附屬公司，及其財務表現將以綜合法列賬。換言之，Goldpromise集團旗下各公司各自之資產及負債、收入及開支以及現金流量(就此情況而言)將按 貴集團100%權益之基準綜入計算入 貴集團之財務報表。

此外，按JeansWest NZ截至二零零五年十二月三十一日止年度之除利息、稅項、折舊及攤銷前盈利約為2,268,000新西蘭元（約10,796,000港元）計算，該經調整代價相當於歷史除利息、稅項、折舊及攤銷前盈利倍數約5.8倍。

按上述分析為基礎之市盈率及除利息、稅項、折舊及攤銷前盈利如下：

	收購協議所載之代價	假設無現金盈餘支持之股東貸款為準資本為基礎之經調整代價
歷史市盈率	6.9倍	10.4倍
歷史除利息、稅項、折舊及攤銷前盈利倍數	3.9倍	5.8倍

吾等認為，上述範圍之較高位水平對收購事項之訂價而言更為適合。

代價及其他訂價事項之可資比較資料

吾等注意到 貴公司委託編製並已妥為提交董事局以供其考慮之Goldpromise集團估值報告內，提及多間從事服裝零售業之澳洲上市公司以資比較，及該等公司各自之除利息、稅項、折舊及攤銷前盈利 倍數介乎4倍至12倍。吾等認為，除利息、稅項、折舊及攤銷前盈利倍數之範圍中較低水平更為適合，此乃基於JeansWest NZ沒有上市，及其之營運規模對比該等較大型之澳洲上市服裝零售商相對較細少。經吾等作出查詢後，吾等得悉新西蘭服裝零售業內並無近期獲上市發行人收購並可作比較用途之私人公司。

吾等亦注意到香港服裝零售業並無近期獲上市發行人收購並可作比較用途之私人公司，惟去年一間股份於聯交所上市、主要於香港從事多間經營優質咖啡銷售之零售門市近期獲一上市發行人收購。吾等認為該收購事項之已公佈代價按多項因素而言可合理地與收購事項作出比較，而該代價顯示(i)歷史市盈率為22倍；(ii)隱含市盈率為8倍，此乃按十一個月期間之除稅前保證純利計算；及(iii)歷史除利息、稅項、折舊及攤銷前盈利倍數為8.5倍。

吾等亦注意到，根據 貴公司管理層所編製Goldpromise之未經審核綜合資產負債表，於二零零五年十二月三十一日之資產淨值（按賬面值計算）為570,138美元。吾等認為，就服裝零售業務之估值訂價而言，該業務之資產淨值後盾對比除利息、稅項、折舊及攤銷前盈利及市盈率等屬較不相關。股份現時以歷史市盈率約17倍買賣，詳見下文「盈利」一分節。

- JeansWest NZ可動用之銀行信貸3,500,000新西蘭元(約16,660,000港元)現時尚未提取，此乃由於毋須動用該銀行信貸(該信貸中為數94,000新西蘭元(約447,000港元)之信貸額已用作為多名業主發出擔保；及

- JeansWest NZ之盈利能力往績趨勢為上升，並錄得正現金流量。

儘管吾等發現該等回應屬令人滿意，惟吾等持更為保守之意見，認為自二零零五年十二月三十一日起，JeansWest NZ之經審核現金結餘為3,517,079新西蘭元(約16,741,000港元)，而倘各賣方要求償還有關款項，則該結餘將合理地為可供分派為股息或以股代息或償還集團內公司間之墊款予Goldpromise以償還有關股東貸款之最高可用盈餘現金。按此基準，吾等之結論為：就股東貸款之應付代價4,782,344美元(約37,302,000港元)及Goldpromise集團應佔代價5,397,656 美元(約42,102,000港元)，應作出以下調整：-

		Goldpromise 集團應佔	股東 貸款應佔
A.	收購協議之代價	5,397,656美元 (約42,102,000港元)	4,782,344美元 (約37,302,000港元)
B.	可供JeansWest NZ分派之現金		3,517,079新西蘭元 (約16,741,000港元或2,146,000美元)
C.	假設股東貸款價值相當於B，對A作出之調整	2,636,344美元 (約(20,563,000港元))	(2,636,344美元) (約(20,563,000港元))
D.	A內代價之經調整價值	8,034,000美元 (約62,665,000港元)	2,146,000美元 (約16,739,000港元)

代價訂價事項概要

假設股東貸款之最高價值應相當於JeansWest NZ於結算日之盈餘現金結餘，及股東貸款與該現金結餘之差額因而為準資本，並按JeansWest NZ截至二零零五年十二月三十一日止年度之除税後純利1,270,483新西蘭元(約6,047,000港元)，及Goldpromise 集團應佔之基礎價值(即JeansWest NZ)為上述經調整代價8,034,000 美元 (約62,665,000港元)計算，該經調整代價相當於歷史市盈率約10.4倍。

資產包括借出予GS Australasia Pty Ltd(「GS Australasia」)之貸款4,782,344美元(約37,302,000港元),及於GS Australasia之投資之賬面值2美元(約15.6港元);而(ii)總負債包括股東貸款4,782,344美元(約37,302,000港元);及(iii)繳足股本2美元(約15.6港元)。

GS Australasia為Goldpromise唯一之附屬公司,亦為一家暫無營業之公司,於截至二零零五年十二月三十一日止年度並無任何收入或虧損淨額,惟持有以下各公司之100%股本權益:(i) JeansWest NZ;(ii) Old Garage Retail Pty Ltd;及(iii) Old Garage Trading Pty Ltd。Old Garage Retail Pty Ltd及Old Garage Trading Pty Ltd兩者皆自二零零二年起沒有營運。JeansWest NZ為Goldpromise集團唯一之營運附屬公司,更多詳情載於上文「有關Goldpromise集團之資料」一節。

按截至二零零五年十二月三十一日止兩個年度各年JeansWest NZ之(i)經審核除稅前純利分別為1,428,948新西蘭元(約6,802,000港元)及1,888,305新西蘭元(約8,988,000港元);而(ii)除稅後純利分別為1,703,286新西蘭元(約8,108,000港元)及1,270,483新西蘭元(約6,047,000港元)計算,JeansWest NZ之盈利能力往績趨勢為上升,惟純利數字由於結轉截至二零零四年十二月三十一日止年度之稅務虧損而產生274,338新西蘭元(約1,306,000港元)之所得稅利益而被曲解。

按JeansWest NZ截至二零零五年十二月三十一日止年度之除稅後純利1,270,483新西蘭元(約6,047,000港元)及上述5,397,656美元(約42,102,000港元)Goldpromise集團應佔基礎價值(即JeansWest NZ)之該部份代價計算,該部份代價相當於歷史市盈率約6.9倍。

再者,截至二零零五年十二月三十一日止年度JeansWest NZ之除利息、稅項、折舊及攤銷前盈利約為2,268,000新西蘭元(約10,796,000港元),上文所列之該部份代價相當於歷史價格對除利息、稅項、折舊及攤銷前盈利比率約3.9倍。

(ii) 股東貸款及相關事項之價值

表面上,總額為4,782,344美元(約37,302,000港元)之股東貸款之面值相當於各賣方向Goldpromise作出之總墊款,而倘該等墊款並無獲收購或轉讓,則各賣方將於收購事項完成後仍然為Goldpromise之債權人。為令吾等信納該等股東貸款並非維持JeansWest NZ營運所需之「準資金」,吾等已進一步向 貴公司管理層尋求澄清,而 貴公司之回應如下:

- JeansWest NZ之業務(主要為休閑服零售)性質屬現金業務;

收購協議之主要條款

根據收購協議， 貴公司將收購協議各賣方於Goldpromise之全部權益，相當於(i) Goldpromise全部已發行股本（由楊釗先生擁有50%（即一股股份）及楊勳先生擁有另外50%（即餘下之一股股份）；及(ii)各賣方借予Goldpromise之股東貸款總額4,782,344美元（約37,302,000港元）。完成收購事項後，Goldpromise將由 貴公司全資擁有。有關收購事項之詳情，亦請參閱「董事局函件」。

誠如「董事局函件」所載，該代價乃由協議各方經公平磋商後釐定，並考慮(i) Goldpromise集團之市值， 該市值是與JeansWest NZ之過往盈利有關； (ii)股東貸款之面值；(iii) JeansWest NZ之未來發展前景；及(iv)以保密形式向董事局提交之有關建議收購事項之獨立商業估值。

應付之代價10,180,000美元（約79,404,000港元）是為Goldpromise集團之價值及合共4,782,344美元（約37,302,000港元）之股東貸款而支付。代價將於完成時以現金支付予各賣方。

代價之基準

如上文所載，10,180,000美元（約79,404,000港元）之代價是為(i) Goldpromise集團之市場價值；及(ii)總數4,782,344美元（約37,302,000港元）之股東貸款面值。以下逐項分析此兩項因素：

(i)　Goldpromise集團之基礎價值

假定股東貸款之公允市值即等同其面值，故在10,180,000美元（約79,404,000港元）之總代價中，5,397,656美元（約42,102,000港元）應Goldpromise集團應佔之價值。

如上文「有關Goldpromise之資料」所載，根據Goldpromise之管理賬目，截至二零零五年十二月三十一日止年度，其除稅後綜合純利為約470,000美元（約3,670,000港元），而於二零零五年十二月三十一日之未經審核綜合資產淨值則約為570,000美元（約4,400,000港元）。該資產淨值是根據Goldpromise於其直接及間接附屬公司之投資之「賬面價值」計算，及並無考慮任何附屬公司之「公平市值」（尤其JeansWest NZ之公平價值）而作出調整。

Goldpromise僅為一家控股公司及並無經營業務。根據Goldpromise於二零零五年十二月三十一日之未綜合並由管理層編製之資產負債表，：(i)總

根據其未經審核及綜合管理賬目，截至二零零五年十二月三十一日止年度，Goldpromise之除税前及除税後綜合純利分別為約710,000美元(約5,540,000港元)及約470,000美元(約3,670,000港元)，而於二零零五年十二月三十一日之未經審核綜合資產淨值則約為570,000美元(約4,400,000港元)。Goldpromise並無任何經審核賬目。

考慮到Goldpromise僅為一家控股公司，而且無須對其賬目作出核數，而其基礎資產為JeansWest NZ全部已發行股本，故此就編製獨立意見書而言，吾等已把重點放在JeansWest NZ。

根據JeansWest NZ之經審核賬目，截至二零零五年十二月三十一日止兩個年度，其税前純利分別為1,428,948新西蘭元(約6,802,000港元)及1,888,305新西蘭元(約8,988,000港元)。截至二零零五年十二月三十一日止兩個年度之税後純利則分別為1,703,286新西蘭元(約8,108,000港元)及1,270,483新西蘭元(約6,047,000港元)。JeansWest NZ於二零零四年及二零零五年十二月三十一日之經審核資產淨值分別為2,322,234新西蘭元(約11,054,000港元)及3,592,717新西蘭元(約17,101,000港元)。

截至二零零五年十二月三十一日止兩個年度，JeansWest NZ之除利息、税項、折舊及攤銷前盈利分別約為1,734,000新西蘭元(約8,254,000港元)，及約2,268,000新西蘭元(約10,796,000港元)。

JeansWest NZ原先由　貴公司於一九九六年成立，其後於二零零二年中出售予一家由楊釗先生及楊勳先生(兩人皆為董事)擁有75%權益之公司。該次出售時，根據JeansWest NZ之經審核賬目，其截至二零零二年三月三十一日止年度有淨利潤約236,683新西蘭元(約1,127,000港元)，而其截至二零零二年三月三十一日之累積虧損為1,719,802新西蘭元(約8,186,000港元)。把JeansWest NZ從　貴公司分割出來，旨在讓　貴公司能更專注於其以「JeansWest」品牌經營之核心業務，避免受當時艱苦經營之JeansWest NZ之干擾。有關先前楊釗先生及楊勳先生購買JeansWest NZ及Goldpromise集團內現暫無營業之公司之詳情，請參閱「董事會函件」「進行收購事項之理由及好處」一節。

2. 收購協議下之建議收購事項

由於各賣方(即楊釗先生及楊勳先生)均為董事及主要股東，因此彼等均為　貴公司之關連人士。鑑於收購事項構成　貴公司之非豁免關連交易，因此須遵守上市規則第14A章之申報、公佈及獨立股東批准規定。

所考慮之主要因素及理由

於達致推薦意見時，吾等已考慮以下主要因素及理由：

1. 背景

貴集團之資料

貴公司主要從事零售、出口及製造休閑服。截至二零零五年十二月三十一日止年度，　貴集團之營業額約為3,802,400,000港元，營業額按業務部門之分佈如下：

業務類別	港元	%
休閑服零售	2,492,500,000	65.6
服裝出口	1,148,100,000	30.2
布匹貿易及其他	161,800,000	4.2
合計	3,802,400,000	100.0

以上列出之　貴集團營業額約3,802,400,000港元帶來經營業務溢利約335,400,000港元。如上表顯示，零售業務約佔　貴集團營業額65.6%，或約2,492,500,000港元，而零售業務應佔之經營業務溢利約為221,700,000港元，或佔　貴集團截至二零零五年十二月三十一日止年度之經營業務溢利約66.1%。

截至二零零五年六月三十日止六個月，　貴集團之營業額為1,762,500,000港元，而　貴公司股東應佔溢利淨額為112,830,000港元。

有關Goldpromise集團之資料

Goldpromise於英屬處女群島註冊成立，為一間投資控股公司。Goldpromise並既無任何活躍業務或營運，其持有另一家無業務營運之公司GS Australasia Pty Ltd（於澳洲註冊成立）之全部股本權益，而後者則持有JeansWest NZ及另外兩間自二零零二年以來即無營業之公司各自之全部股本權益。該兩家公司為Old Garage Retail Pty Ltd及Old Garage Trading Pty Ltd。JeansWest NZ透過「JeansWest」零售店在新西蘭從事銷售及零售牛仔褲及其他流行時尚貨品。JeansWest NZ自一九九六年起在新西蘭經營，現時零售網絡有27家租賃門店，包括兩個特賣場，分佈於新西蘭多個地點。

獨立董事委員會(其組成亦載於「董事局函件」)已經組成，以就收購協議之條款及條件向獨立股東提供意見。

意見基礎

於達致吾等之意見及建議時，吾等倚賴通函及董事提供予吾等之其他關於收購事項(包括但不限於收購協議)之文件(就此，董事須負全責)所載資料、意見及陳述之準確性。吾等亦已假設通函內所作出或提述之所有聲明、資料、意見及陳述於作出當時屬真確且於通函刊發日期仍屬真確。吾等亦假設董事於通函內所作出之一切信念、意見及聲明乃經審慎周全查詢後始作出。

就　貴集團及Goldpromise集團各自之財務狀況而言，吾等主要倚賴彼等各自之經審核／未經審核綜合／非綜合財務報表(全部均由　貴公司編製，並須由董事負全責)。吾等亦已尋求並獲得　貴公司確認，通函所提供及／或提述之資料並無遺漏重大事實。

吾等並無理由懷疑董事所提供資料及陳述之真實性、準確性及完整性。吾等認為，吾等已審閱足夠財務資料，以便吾等達致知情意見，且倚賴通函所載有關　貴集團之財務資料之準確性亦屬合理。然而，吾等並無就　貴集團、Goldpromise集團或彼等各自之任何附屬公司或聯營公司之業務及前景事項進行任何形式之獨立或深入調查，亦無就提供予吾等之任何資料進行獨立核實。

以下為載列盛百利就收購事項致獨立董事委員會及獨立股東之意見之函件全文，以供載入本通函。



CENTURION CORPORATE FINANCE LIMITED
盛百利財務顧問有限公司

7th Floor, Duke Wellington House
14 -24 Wellington Street
Central, Hong Kong

香港中環
威靈頓街14 - 24號
威靈頓公爵大廈7樓

Telephone：(852) 2525 2128
(852) 2525 6026
Fcsimile：(852) 2537 7622

敬啟者：

收購Goldpromise之全部已發行股本
及
相關股東貸款

非豁免關連交易

緒言

吾等受聘就收購協議下收購事項之條款及條件(詳情載於二零零六年四月二十八日向股東刊發之通函(「通函」)第3至7頁之「董事局函件」，本函件乃通函之一部份)向獨立董事委員會及獨立股東提供意見。吾等已獲委任就收購協議下收購事項之條款及條件是否屬正常商業條款、公平合理及收購事項是否符合　貴公司及其股東整體利益發表意見。除文義另有所指者外，本函件所用詞彙與通函所界定者具有相同涵義。

貴公司宣佈，於二零零六年四月七日訂立收購協議，其理由載於「董事局函件」。根據上市規則，收購事項構成一項非豁免關連交易。因此，收購協議及據此所涉及之建議中收購事項須經獨立股東於股東特別大會上以投票方式批准，方可作實。基於「董事局函件」內所引述之理由，楊釗先生及楊勳先生及彼等各自之聯繫人士均為上市規則第14A.11條，並須於有關之股東大會上放棄投票。就此而言，敬請　閣下垂注「董事局函件」以獲取進一步資料。



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

敬啟者：

收購Goldpromise之全部已發行股本
及
相關股東貸款

非豁免關連交易

吾等謹提述本公司於二零零六年四月二十八日刊發之通函(「通函」)，本函件為通函之一部份。除非文義另有所指，否則通函所界定之詞彙與本函件所述者具備相同涵義。

吾等獲委任成立獨立董事委員會，以考慮收購事項之條款，以及按吾等之意見，就收購事項之條款，是否屬公平合理，並符合本公司及股東之整體利益，向獨立股東提供意見。盛百利已獲委任，就收購事項之條款向獨立董事委員會及獨立股東提供意見。

吾等謹請　閣下垂注載於通函第3至7頁之董事局函件(載有(其中包括)收購事項之資料)，以及載於通函第9至19頁之盛百利意見函件(載有其就收購事項之條款提供之意見)。

在考慮盛百利之意見後，吾等認為，收購事項之條款乃於日常及慣常業務過程中按一般商業條款訂立，屬公平合理，並符合本公司及股東之整體利益。因此，吾等推薦獨立股東，於股東特別大會上提呈之普通決議案投以贊成票。

此致

各獨立股東　台照

獨立董事委員會
劉漢銓太平紳士
王敏剛太平紳士
鍾瑞明太平紳士
獨立非執行董事

二零零六年四月二十八日

隨附股東特別大會適用之代表委任表格。無論　閣下能否親身出席股東特別大會，務請盡快按代表委任表格上印備之指示填妥表格，並無論如何須於股東特別大會或其任何續會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會，並於會上投票，在此情況下，有關的代表委任表格將視作無效。

推薦意見

務請　閣下留意(i)載於本通函第8頁的獨立董事委員會函件，當中載有就收購事項向獨立股東作出之推薦；及(ii)載於本通函第9至19頁的盛百利函件，當中載有就收購事項向獨立董事委員會及獨立股東作出之意見；並載有在制訂意見時所考慮的主要因素及原因。

其他資料

務請　閣下留意本通函附錄列載的資料及本通函列載之股東特別大會通告。

此致

各股東　台照

承董事局命
旭日企業有限公司
許宗盛太平紳士
董事

二零零六年四月二十八日

Goldpromise集團所從事之業務為透過「JeansWest」零售店以零售方式銷售牛仔褲及其他流行時尚貨品。楊釗先生及楊勳先生(均為董事)於二零零一年以成本3,609,200美元自本公司購入兩間公司(現為Goldpromise集團中暫無營業之公司),並於二零零二年以成本2,153,660美元自本公司購入JeansWest NZ,而當時該等公司之表現一直低於管理層之預期。

其後,JeansWest NZ已實現轉虧為盈,而董事局相信,收購JeansWest NZ後將可於不久將來為本集團貢獻可持續及令人滿意之盈利。鑑於服裝零售業在新西蘭有著正面發展前景,董事局認為,收購事項的條款合適,將能令本公司重新進入新西蘭市場。

董事局(包括獨立非執行董事,其意見載於本通函「獨立董事委員會函件」一節內)認為,收購事項之條款乃於日常及慣常業務過程中,按一般商業條款訂立,屬公平合理,並符合本公司及股東之整體利益。

協議各方之間的關係

楊釗先生及楊勳先生均為本公司之董事及主要股東,因此彼等均為本公司之關連人士。

遵守上市規則

收購事項之適用百分比率(按上市規則第14.07條之定義)超出2.5%。因此,收購事項構成本公司之非豁免關連交易,並須遵守上市規則第14A章之申報、公佈及獨立股東批准規定。

獨立董事委員會已組成,以就批准收購事項的決議案向獨立股東提供意見。盛百利獲委任為獨立財務顧問,就收購事項向獨立董事委員會及獨立股東提供意見。

股東特別大會

本公司將召開股東特別大會,以考慮及酌情批准收購協議。根據上市規則,任何關連人士於收購事項中有重大利益,及任何股東及其關連人士於收購事項中有重大利益,不得在股東特別大會上參與表決。

本公司將於二零零六年五月二十六日(星期五)緊隨同日下午二時三十分舉行之股東週年大會結束後,假座香港九龍尖沙咀廣東道二十三號海港城馬哥孛羅太子酒店三樓廈門廳舉行股東特別大會(通告載於第27及28頁),批准收購事項的決議案將提交獨立股東表決。於股東特別大會上,獨立股東將以按股數投票方式表決。

完成

收購事項須待以下條件達成後，方告完成：(a)本公司於二零零六年五月二十六日或之前(或協議各方可能同意之較後日期)取得上市規則所規定之獨立股東批准；及(b) Goldpromise及其附屬公司之業務、財務狀況或經營業績直至完成為止時並無任何重大不利變動。

於上述最後一個條件達成後，預期收購事項將於二零零六年五月二十七日(或協議各方可能同意之其他日期)完成。

有關Goldpromise之資料

Goldpromise為一間投資控股公司。透過一間全資附屬公司，Goldpromise於JeansWest NZ及其他兩間暫無營業公司中擁有全部股本權益。JeansWest NZ所從事之業務為於新西蘭透過「JeansWest」零售店以零售方式銷售牛仔褲及其他流行時尚貨品。

Goldpromise於二零零五年五月成為Goldpromise集團之控股公司。根據其未經審核管理賬目，截至二零零五年十二月三十一日止年度，Goldpromise之除稅前及除稅後綜合純利(自其於二零零五年五月成為控股公司以來)分別為約705,004美元(約5,500,000港元)及約470,070美元(約3,700,000港元)。根據於二零零五年十二月三十一日之未經審核資產負債表計算，Goldpromise之綜合資產淨值(570,137美元)及股東貸款(4,782,344美元)之總值為5,352,481美元(約41,700,000港元)。

於緊接收購事項前兩個財政年度，Goldpromise集團現時唯一營運附屬公司JeansWest NZ之除稅及非經常項目前與除稅及非經常項目後純利(摘錄自其經審核財務報表)載列如下：

截至十二月三十一日止年度	除稅前溢利 (新西蘭元)	除稅後溢利 (新西蘭元)
二零零五年	1,888,305 (約8,990,000港元)	1,270,483 (約6,050,000港元)
二零零四年 *(附註)*	1,428,948 (約6,800,000港元)	1,703,286 (約8,110,000港元)

附註： 截至二零零四年十二月三十一日止年度，因稅項虧損結轉而錄得所得稅利益274,338新西蘭元(約1,310,000港元)。

進行收購事項之理由及好處

本集團主要從事零售、出口及製造休閒服。

(b) 載列盛百利就收購事項向獨立董事委員會及獨立股東作出之意見；及獨立董事委員會獲盛百利就有關收購事項的意見後作出之推薦意見；

(c) 給予 閣下股東特別大會通告，以考慮及酌情批准收購事項。

收購協議

日期： 二零零六年四月七日

協議各方： (1) 各賣方(作為出售權益之賣方)；及

(2) JeansWest International(作為出售權益之買方)。

涉及資產

各賣方於Goldpromise之全部權益乃Goldpromise之全部已發行股本(楊釗先生擁有其中50%份額(1股)，及楊勳先生擁有其餘50%份額(其餘1股))及各賣方向Goldpromise提供之合共為數4,782,344美元(約37,300,000港元)之股東貸款(楊釗先生提供其中2,391,172美元(約18,650,000港元)及楊勳先生提供其中2,391,172美元(約18,650,000港元)。於收購事項完成時，Goldpromise將由本公司全資擁有，而本集團向JeansWest NZ銷售成衣(誠如於二零零四年六月一日公佈)將不再成為持續關連交易。請亦參考下文「有關Goldpromise之資料」一段。

收購事項之代價

收購事項之總代價為10,180,000美元(約79,400,000港元)。該代價將於完成時以現金支付予各賣方，有關情況如下：

(a) 5,090,000美元支付予楊釗先生；及

(b) 5,090,000美元支付予楊勳先生；

該代價乃由協議各方經公平磋商後釐定，並考慮(i)Goldpromise集團之市值，該市值是按照JeansWest NZ之過往盈利釐定；(ii)股東貸款之面值；(iii)JeansWest NZ之未來發展前景；及(iv)以保密形式向董事局提交之有關建議收購事項之獨立商業估值。

收購事項將由本集團之內部資源提供資金。



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

董事:
楊　釗博士　銀紫荊星章、太平紳士 *(董事長)*
楊　勳先生 *(副董事長)*
楊　浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士
陳永根先生
張興基先生

獨立非執行董事：
王敏剛　銅紫荊星章、太平紳士
劉漢銓　金紫荊星章、太平紳士
鍾瑞明　金紫荊星章、太平紳士

非執行董事：
林家禮博士

註冊辦事處：
Clarendon House
2 Church Street
Hamilton, HM11
Bermuda

香港主要營業地點：
香港
九龍觀塘
巧明街97號
旭日集團大廈

敬啟者：

收購Goldpromise之全部已發行股本
及
相關股東貸款

非豁免關連交易

緒言

謹提述本公司於二零零六年四月七日刊發之有關收購事項公佈。

本通函旨在：

(a) 向　閣下提供有關收購事項的進一步資料及上市規則所規定的其他資料；

「最後可行日期」	指	二零零六年四月二十四日，即本通函付印前為確定其中所載若干資料之最後可行日期；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「標準守則」	指	載於上市規則附錄十之上市發行人董事進行證券交易的標準守則；
「楊釗先生」	指	本公司董事及主要股東楊振鑫先生，別名楊釗；
「新西蘭元」	指	新西蘭法定貨幣新西蘭元；
「出售權益」	指	Goldpromise之全部已發行股本及各賣方向Goldpromise提供合共為數4,782,344美元之相關股東貸款；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股東特別大會」	指	本公司於二零零六年五月二十六日召開之股東特別大會，以考慮及酌情批准收購事項；
「股東」	指	本公司股東；
「聯交所」	指	香港聯合交易所有限公司；
「美元」	指	美國法定貨幣美元；
「各賣方」	指	楊釗先生及楊勳先生彼等與本公司之關係載於本通函董事局函件中「協議各方之間的關係」一節內。

於本公佈內，在僅供參考之情況下及除有特別指明外，新西蘭元及美元兑換為港元乃分別根據以下匯率換算：

1新西蘭元 = 4.76港元
1美元 = 7.8港元

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「收購事項」	指	收購出售權益及擬按收購協議進行之交易；
「收購協議」	指	各賣方與JeansWest International就收購事項而訂立之日期為二零零六年四月七日之買賣協議；
「董事局」	指	董事局；
「盛百利」	指	盛百利財務顧問有限公司，根據證券及期貨條例所定義之第一、第四、第六及第九類受監管活動之持牌公司，獲委任為獨立財務顧問，就收購事項向獨立董事委員會及獨立股東提供意見；
「本公司」	指	旭日企業有限公司，一間於百慕達註冊成立之有限公司，其證券於聯交所上市；
「董事」	指	本公司董事；
「Goldpromise」	指	Goldpromise Limited，一間於英屬處女群島註冊成立之有限公司；
「Goldpromise集團」	指	Goldpromise及其全資附屬公司；
「本集團」	指	本公司及其附屬公司；
「獨立董事委員會」	指	董事局之獨立委員會，由劉漢銓先生、王敏剛先生及鍾瑞明先生組成，彼等均為獨立非執行董事；
「JeansWest International」	指	本公司之全資附屬公司Jeanswest International (L) Limited；
「JeansWest NZ」	指	Jeanswest Corporation (New Zealand) Limited，一間於新西蘭註冊成立之公司及Goldpromise之全資附屬公司；

目錄

頁次

此乃要件　請即處理

閣下如對本通函之內容**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之旭日企業有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之持牌證券交易商或註冊證券機構或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

收購Goldpromise之全部已發行股本
及
相關股東貸款

非豁免關連交易

獨立董事委員會及獨立股東之
獨立財務顧問



盛百利財務顧問有限公司

獨立董事委員會函件載於本通函第8頁，當中載有其致獨立股東的建議。

獨立財務顧問(盛百利)函件載於本通函第9至19頁，當中載有其致獨立董事委員會及獨立股東之意見。

本公司謹訂於二零零六年五月二十六日(星期五)緊隨同日下午二時三十分舉行之股東週年大會結束後，假座香港九龍尖沙咀廣東道二十三號海港城馬哥孛羅太子酒店三樓廈門廳舉行股東特別大會，大會通告載於本通函第27至28頁。無論　閣下能否出席大會，務請盡快按本通函隨附之代表委任表格上印備之指示將表格填妥，並盡快及無論如何須於大會或續會指定舉行時間48小時前，交回本公司於香港之主要營業地點，地址為香港九龍觀塘巧明街97號旭日集團大廈。填妥及交回代表委任表格後，　閣下仍可依願出席大會並於會上投票。

二零零六年四月二十八日

RECEIVED
MAY 17 A



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 393)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Glorious Sun Enterprises Limited (the "Company") will be held at Xiamen Suite, 3/F., The Marco Polo Prince, Harbour City, 23 Canton Road, Tsimshatsui, Kowloon, Hong Kong on Friday, 26 May 2006 at 2:30 p.m. for the following purposes:

(1) To receive and consider the financial statements and the reports of the directors and auditors for the year ended 31 December 2005.

(2) To declare the final dividend for the year ended 31 December 2005.

(3) To declare the special dividend for the year ended 31 December 2005.

(4) To elect directors and to authorise the board of directors to fix the remuneration of directors.

(5) To appoint auditors and to authorise the board of directors to fix their remuneration.

(6) As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(A) "THAT:

(I) subject to sub-paragraph (III) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(II) the approval in sub-paragraph (I) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(III) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (I) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined) or upon the exercise of rights of conversion or subscription under any securities which are convertible into shares of the Company or (b) the share option scheme or similar arrangement of the Company for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (c) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed the aggregate of : (aa) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company on the date of this resolution and (bb) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution) and the said approval shall be limited accordingly; and

(IV) for the purpose of this resolution :
"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of :

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(B) "THAT:

(I) subject to sub-paragraph (II) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase shares in the issued share capital of the Company be and is hereby generally and unconditionally approved;

(II) the aggregate nominal amount of share capital of the Company which the Company is authorised to purchase pursuant to the approval in sub-paragraph (I) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

(III) for the purpose of this resolution :

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of :

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "THAT the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (I) of the resolution set out as resolution (6)(A) in the notice of the meeting of which this resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (III) of such resolution."

(7) To transact any other ordinary business of the Company.

By Order of the Board
Mui Sau Keung, Isaac
Company Secretary

Hong Kong, 28 April 2006

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote in his stead. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.

3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final and special dividends and the identity of members who are entitled to attend and vote at the meeting from Tuesday, 23 May 2006 to Friday, 26 May 2006, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final and special dividends, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Monday, 22 May 2006.

4. In relation to agenda item No. (4) in the Notice regarding election of directors, Mr. Chan Wing Kan, Archie and Mr. Teo Heng Kee, Peter will retire at the forthcoming annual general meeting of the Company pursuant to bye-law 101 of the Company's Bye-laws and, being eligible, offer themselves for re-election. Mr. Yeung Chun Fan, Mr. Yeung Chun Ho and Mr. Hui Chung Shing, Herman, JP will also retire by rotation at the forthcoming annual general meeting of the Company pursuant to bye-law 110(A) of the Company's Bye-laws and, being eligible, offer themselves for re-election. Mr. Wong Man Kong, Peter, BBS, JP will also retire at the forthcoming annual general meeting of the Company at which his term of appointment will expire, and he is eligible for re-election.

5. The biographical details and length of service with the Company of all the directors who stand for re-election at the forthcoming annual general meeting are set out in the "Directors' and senior management's biographies" section of the Company's annual report 2005.

6. The amount of emoluments paid for the year ended 31 December 2005 to each of the directors who stand for re-election at the forthcoming annual general meeting together with the basis of determining such emoluments are set out in note 8 to the financial statements in the Company's annual report 2005.

7. Other biographical details of each of the directors who stand for re-election at the forthcoming annual general meeting are set out below to enable shareholders to make an informed decision on their re-elections. Save for the information set out in this paragraph 7 and in paragraphs 4 to 6 above, there is no information to be disclosed pursuant to any requirements of the provisions under paragraph 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor are there other matters that need to be brought to the attention of shareholders in respect of the directors who stand for re-election at the forthcoming annual general meeting.

7.1 Mr. Chan Wing Kan, Archie, aged 59, is an executive director of the Company and was a non-executive director of (i) Generra Sportswear Company, Inc., a company incorporated in Washington, USA (a corporate structure inclusive of (ii) Generra Sportswear (HK) Limited, a company incorporated in Hong Kong and (iii) Generra Production Corporation, a corporation incorporated in Washington, USA). These three companies were involved in design, manufacture and sale of the Generra Sportswear lines. At all material time Mr. Chan had no duty in the day-to-day operations of Generra Sportswear Company, Inc. On 2 July 1992, Chapter 11 proceedings were instituted and Generra Sportswear Company, Inc. was administratively dissolved in 1995, Generra Sportswear (HK) Limited was dissolved on 13 September 2002 and Generra Production Corporation was dissolved in 1994, respectively. So far, no allegation has been made against Mr. Chan in Generra Sportswear Company, Inc. for fraud, negligence or any conduct of dishonesty.

7.2 Mr. Teo Heng Kee, Peter, aged 40, is an executive director of the Company and responsible for the business development of the Group.

7.3 Mr. Yeung Chun Fan, aged 53, is an executive director of the Company, a brother of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Ho. As at 21 April 2006, being the latest practicable date prior to the printing of the Notice (the "latest practicable date"), Mr. Yeung Chun Fan is deemed to hold 638,464,000 shares of the Company (being (i) 396,454,000 shares (of which interests in 6,600,000 shares are short position) are held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan), 233,540,000 shares are held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan) and 1,740,000 shares are held by G. S. Strategic Investment Limited (the entire issued voting share capital of which was held as to 50% by each of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan) and (ii) 6,730,000 shares are held by Ms. Cheung Wai Yee, the spouse of Mr. Yeung Chun Fan) within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO").

7.4 Mr. Yeung Chun Ho, aged 61, is an executive director of the Company, a brother of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan. Mr. Yeung Chun Ho's interest in the shares of the Company within the meaning of Part XV of the SFO are set out in the "Directors' interests and short positions in securities" section in the Company's annual report 2005 and remain unchanged as at the latest practicable date.

7.5 Mr. Hui Chung Shing, Herman, JP, aged 55, is an executive director of the Company and his interest in the shares of the Company within the meaning of Part XV of the SFO are set out in the "Directors' interests and short positions in securities" section in the Company's annual report 2005 and remain unchanged as at the latest practicable date.

7.6 Mr. Wong Man Kong, Peter, BBS, JP, aged 57, is an independent non-executive director of the Company. In the past three years, Mr. Wong is a director of Hong Kong Ferry (Holdings) Co. Ltd., China Travel International Investment Hong Kong Limited, Sun Hung Kai & Co. Limited, Chinney Investments, Limited and Sino Hotels (Holdings) Limited. He does not have any interest in the shares of the Company.

8. Pursuant to the Company's Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferred a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee, Mr. Chan Wing Kan, Archie and Mr. Teo Heng Kee, Peter.

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP.

Non-Executive Director:
Dr. Lam Lee G.

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

截至二零零五年十二月三十一日止年度
業績公佈

業績

旭日企業有限公司(「本公司」)董事局欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零五年十二月三十一日止年度之經審核綜合業績連同比較數字如下：

合併損益表
截至二零零五年十二月三十一日

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重新列示)
收入	(3)	3,802,398	3,583,751
銷售成本		(2,176,579)	(2,032,440)
毛利		1,625,819	1,551,311
其他收入及收益		132,132	115,999
銷售及分銷成本		(880,153)	(763,654)
行政費用		(475,901)	(475,306)
其他經營費用		(66,544)	(79,295)
融資成本		(9,481)	(7,944)
應佔溢利及虧損：			
共同控制公司		431	1,794
聯營公司		44,628	20,034
除稅前溢利	(4)	370,931	362,939
稅項	(5)	(79,446)	(90,196)
本年溢利		291,485	272,743
屬於：			
本公司股權持有人		242,809	219,193
少數股東權益		48,676	53,550
		291,485	272,743
股息	(6)	250,017	132,077
轉撥往不可分派儲備		465	376
		港仙	港仙
本公司股權持有人應佔每股盈利			
基本－本年溢利	(7a)	23.80	21.91
攤薄後－本年溢利	(7b)	23.35	21.59

合併資產負債表
二零零五年十二月三十一日

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重新列示)
非流動資產			
物業、廠房及設備		622,163	497,356
投資物業		2,500	1,900
土地租賃預付款		17,209	17,618
應佔共同控制公司權益		21,861	28,336
應佔聯營公司權益		213,813	157,911
遞延稅項資產		14,525	11,887
非流動資產總值		892,071	715,008

流動資產

香港會計準則39	財務工具：確認及計量
香港會計準則39修正版	財務資產及負債過渡及始初確認
香港會計準則40	投資物業
香港財務報告準則2	以股份為基礎的支出
香港財務報告準則3	商業合併
國際會計準則委員會詮釋21	所得稅－無折舊資產的重估價值回收
香港會計師公會詮釋4	租賃－以租賃期限量度香港土地租賃

採納香港會計準則2，7，8，10，12，14，16，18，19，23，27，28，31，33，36，37及38，國際會計準則委員會詮釋21，香港會計師公會詮釋4，對本集團及本公司的會計政策及財務報表的計算方法並無重大影響。

採納香港會計準則1已影響合併資產負債表、合併損益表及合併股東權益變動表概要內少數股東權益之呈報及其他披露。在以往年度，列示合併損益表內的集團總稅項包含應佔聯營公司及共同控制公司稅項。採納香港會計準則1後，本集團應佔聯營公司及共同控制公司溢利則以除稅後淨利潤列示。

香港會計準則21對本集團並沒有重大影響。按過渡性條文，於二零零五年一月一日前業務合併所產生的商譽及其後之公平價值調整被視為本公司貨幣。而二零零五年一月一日後，任何因購入海外業務而產生的商譽、資產及負債的公平價值調整均視為海外營運，按香港會計準則21，採用年結結算匯率折算。

香港會計準則24擴大對關連人士的定義和影響本集團關連人士交易之披露。

採納其他香港會計準則的影響總結如下：

(a) *香港會計準則17－租賃*
在以往會計年度，業主自用租賃土地及物業，以估價扣除累計折舊及減值虧損列賬。

於採納香港會計準則17後，本集團於土地及樓宇租賃權益分類為租賃土地及樓宇獨立入賬。預期於租賃期屆滿時，土地的產權將不會轉移至本集團，因此本集團的租賃土地被列為經營租約，並自物業、廠房及設備重新分類至土地租賃預付款，而樓宇繼續列作物業、廠房及設備。土地經營租賃下之預付地價，最初以成本入賬並按租賃期作直線攤銷。若有關租賃付款未能可靠地分配為土地或樓宇部份，整筆租賃付款被列入物業、廠房及設備內融資租賃樓宇。

以上變動的影響已列於本年財務報表內。

(b) *香港會計準則32及39－財務工具*
可追溯之貼現票據
在以往年度，本集團將可追溯之貼現票據列作或有負債。當採納香港會計準則39後，可追溯貼現票據因不符合財務資產之終止確認條件，而不再終止確認。相對地，作為貼現票據代價金的相關銀行借款已由二零零五年一月一日之後確認為負債。以上變動之影響已列於本年財務報表內。

(c) *香港會計準則40－投資物業*
在以往年度，投資物業公平價值之變動撥入投資物業重估儲備。若該儲備總結餘不足以彌補重估值(以組合計算)所產生之減值，則重估減值超出儲備結餘之數額自損益表中扣除。其後出現之重估升值，將記入損益表，唯以早前自損益表中扣除的重估虧損為限。

基於香港會計準則第40號的過渡條文，投資物業的公平價值變化所產生的收益及虧損於產生年內轉入損益表。

本集團投資物業有累計重估虧損，已於往年撥入損益表。採納香港會計準則40，對合併損益表及滾存溢利並無影響。

(d) *香港財務報告準則2－以股份為基礎的支出*
在以往年度，對於授予僱員(包括董事)的購股權等以股份支付的交易，將不作確認和計量，直至僱員行使購股權時，本公司把收到的發行金額撥入股本和股份溢價賬。

採納香港財務報告準則2之後，當僱員(包括董事)提供服務作為權益工具的對價時(「權益結算交易」)，與僱員的權益結算交易的成本以權益工具授予日的公平價值計量。

本集團採納過渡條文香港財務報告準則2，所有(i)在二零零二年十一月七日或之前授予員工及(ii)於二零零二年十一月七日之後授出但於二零零五年一月一日已歸屬的購股權成本不適用。

本集團並沒有於二零零二年十一月七日至二零零四年十二月三十一日期間授出但於二零零五年一月一日尚未歸屬的員工購股權。採納香港財務報告準則2對二零零三年及二零零四年十二月三十一日的滾存溢利，亦對本年度損益表沒有造成任何影響。

(e) *香港財務報告準則3－業務合併*

(5) **稅項**
香港利得稅乃根據年內源自香港之估計應課稅溢利按稅率17.5%(二零零四年：17.5%)作出撥備。其他地區之應課稅溢利之稅項則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	二零零五年 港幣千元	二零零四年 港幣千元 (重新列示)
本年－香港		
年內支出	21,131	23,568
過往年度撥備不足／(超額撥備)	1,690	(237)
本年－其他地區	60,729	79,445
遞延	(4,104)	(12,580)
	79,446	90,196

(6) **股息**

	二零零五年 港幣千元	二零零四年 港幣千元
中期－每股普通股2.90港仙 (二零零四年：2.70港仙)	30,432	27,016
2004年末期股息計提不足	265	–
	30,697	27,016
擬派發末期－每股普通股10.90港仙 (二零零四年：10.50港仙)	114,382	105,061
擬派發特別－每股普通股10.00港仙 (二零零四年：無)	104,938	–
	219,320	105,061
	250,017	132,077

(7) **每股盈利**

(a) *每股基本盈利*
每股基本盈利乃根據截至二零零五年十二月三十一日止年度之本公司股權持有人應佔溢利242,809,000港元(二零零四年(重新列示)：219,193,000港元)及於年內已發行普通股之加權平均數1,020,029,000股(二零零四年：1,000,584,000股)計算。

(b) *每股攤薄盈利*
每股攤薄盈利乃根據截至二零零五年十二月三十一日止年度之本公司股權持有人應佔溢利242,809,000港元(二零零四年(重新列示)：219,193,000港元)計算。計算所用之普通股加權平均股數乃按照計算每股基本盈利時所用之年內已發行普通股之加權平均數1,020,029,000股(二零零四年：1,000,584,000股)，與假設年內所有購股權被行使而無償發行的普通股加權平均數19,660,000股(二零零四年：14,550,000股)之總和。

(8) **結算日後事項**
於二零零六年四月七日，本公司之全資附屬公司Jeanswest International (L) Limited與楊釗太平紳士及楊勳先生(本公司之董事)就收購Goldpromise Limited之全部已發行股本及相關股東貸款而訂立收購協議，涉及總代價為10,180,000美元。收購事項須待以下條件達成後，方告完成：(a)本公司於二零零六年五月二十六日或之前取得上市規則所規定之獨立股東批准；及(b)Goldpromise及其附屬公司之業務、財務狀況或經營業績直至完成為止時並無任何重大不利變動。此關連交易的詳情已列載於本公司二零零六年四月七日的公佈內。

(9) **應收賬款及票據**
應收賬款及票據包括已扣除減值準備的應收貿易賬款共233,326,000港元(二零零四年：148,958,000港元)及應收票據198,324,000港元(二零零四年：127,919,000港元)。為符合新訂及經修訂香港會計準則32及39，銀行可追溯之貼現票據83,115,000港元已包括在二零零五年十二月三十一日之應收票據內。

應收票據於兩個結算日的賬齡少於四個月。下列為應收貿易賬款之賬齡分析：

	本集團 二零零五年 港幣千元	本集團 二零零四年 港幣千元
少於四個月	219,060	136,485
四至六個月	13,496	9,980
[illegible]	770	2,493

流動資產	附註	二零零五年	二零零四年
存貨		560,535	563,206
應收賬款及票據	(9)	431,650	276,877
預付款、按金及其他應收賬款		179,103	185,074
關連公司欠款		1,072	14,977
以公平價值計入損益的股本投資		59,525	–
已抵押存款		21,784	21,784
現金及現金等額		1,266,197	1,251,865
流動資產總值		2,519,866	2,313,783
流動負債			
應付賬款及票據	(10)	481,649	382,689
其他應付賬款及應付費用		623,655	659,151
計息銀行及其他借款		251,187	126,040
應付稅款		226,803	206,026
流動負債總值		1,583,294	1,373,906
流動資產淨值		936,572	939,877
總資產減流動負債		1,828,643	1,654,885
非流動負債			
計息銀行及其他借款		6,004	25,061
少數股東長期貸款		9,400	9,400
遞延稅項負債		411	1,057
非流動負債總值		15,815	35,518
資產淨值		1,812,828	1,619,367
權益			
本公司股權持有人應佔之權益			
已發行股本		104,938	100,058
儲備		1,338,880	1,265,134
擬派股息	(6)	219,320	105,061
		1,663,138	1,470,253
少數股東權益		149,690	149,114
權益總值		1,812,828	1,619,367

附註：

(1) 主要會計政策及編制基準

本財務報表乃按照香港會計師公會頒佈之香港財務報告準則(包括香港會計準則及註釋)、香港公認之會計原則及香港公司條例之披露要求編制。本財務報表除投資物業、部份物業及衍生財務工具按公平價值評估外，其他按歷史成本法編制。

本財務報表已經審核，並已由本公司的審核委員會審閱。

除下文附註(2)披露最新採用之香港財務報告準則及香港會計準則外，編制本財務報表採用之會計政策及編制基準與編制截至二零零四年十二月三十一日止年度之已審核財務報表所採用之政策及方法一致。

(2) 新訂及經修訂之香港財務報告準則之影響

以下新訂及經修改之香港財務報告準則影響本集團，並首次應用在本年之財務報表：

香港會計準則1	財務報表之呈列
香港會計準則2	存貨
香港會計準則7	現金流量表
香港會計準則8	會計政策、會計估計的變動及差錯
香港會計準則10	結算日後事項
香港會計準則12	所得稅
香港會計準則14	業務分類報告
香港會計準則16	物業、廠房及設備
香港會計準則17	租賃
香港會計準則18	收入
香港會計準則19	僱員福利
香港會計準則21	外幣匯率變動的影響
香港會計準則23	借款費用
香港會計準則24	關連人仕的披露
香港會計準則27	綜合及獨立財務報表
香港會計準則28	投資聯營公司
香港會計準則31	應佔共同控制公司
香港會計準則32	財務工具：披露及呈列
香港會計準則33	每股盈利
香港會計準則36	資產減值
香港會計準則37	撥備，或有負債及或有資產
香港會計準則38	無形資產

(e) 香港財務報告準則3－業務合併

於過往年度，因二零零一年一月一日前的收購事項而產生的商譽及負商譽於收購當年在合併儲存溢利抵銷，且不會於收益表內確認，直至被收購業務出售或減值為止。

香港財務報告準則3的過渡條文已規定，以往年度與儲存溢利抵銷的商譽繼續保留在儲存溢利抵銷。

(3) 分類資料

(a) 業務分類

	截至二零零五年十二月三十一日止年度			
	零售業務	出口業務	其他	合併
	港幣千元	港幣千元	港幣千元	港幣千元
分類收入：				
向外間顧客銷貨	2,492,489	1,148,110	161,799	3,802,398
其他收入及收益	30,636	46,189	9,104	85,929
總計	2,523,125	1,194,299	170,903	3,888,327
分類業績	221,730	86,264	6,657	314,651
利息收入及未分配收入				46,203
未分配費用				(25,501)
經營業務溢利				335,353
融資成本				(9,481)
應佔溢利及虧損：				
共同控制公司	–	(338)	769	431
聯營公司	–	44,628	–	44,628
除稅前溢利				370,931
稅項				(79,446)
本年溢利				291,485

	截至二零零四年十二月三十一日止年度(重新列示)			
	零售業務	出口業務	其他	合併
	港幣千元	港幣千元	港幣千元	港幣千元
分類收入：				
向外間顧客銷貨	2,277,659	1,144,528	161,564	3,583,751
其他收入及收益	33,785	51,383	14,170	99,338
總計	2,311,444	1,195,911	175,734	3,683,089
分類業績	218,945	100,501	33,503	352,949
利息收入及未分配收入				16,661
未分配費用				(20,555)
經營業務溢利				349,055
融資成本				(7,944)
應佔溢利及虧損：				
共同控制公司	–	709	1,085	1,794
聯營公司	(12,119)	32,153	–	20,034
除稅前溢利				362,939
稅項				(90,196)
本年溢利				272,743

(b) 地區分類

	截至二零零五年十二月三十一日止年度						
	中國內地	香港	美國	澳洲及紐西蘭	加拿大	其他	合併
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分類收入：							
向外間顧客銷貨	1,781,836	118,004	934,090	785,207	80,793	102,468	3,802,398

	截至二零零四年十二月三十一日止年度						
	中國內地	香港	美國	澳洲及紐西蘭	加拿大	其他	合併
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分類收入：							
向外間顧客銷貨	1,510,634	135,643	953,691	806,926	83,646	93,211	3,583,751

(4) 除稅前溢利

除稅前溢利已扣除／(計入)下列各項：

	二零零五年	二零零四年
	港幣千元	港幣千元
		(重新列示)
物業、廠房及設備折舊	123,865	111,639
攤銷土地租賃預付款	409	409
永久配額攤銷	–	2,085
物業、廠房及設備減值撥備／(回撥)	(105)	1,094
出售／撤銷物業、廠房及設備之虧損	25,204	7,113

四至六個月	13,496	9,980
超過六個月	770	2,493
	233,326	148,958

本集團給予貿易客戶之賒賬期平均為45天。

(10) 應付賬款及票據

應付賬款及票據包括應付貿易賬款共405,466,000港元(二零零四年：306,022,000港元)。下列為應付貿易賬款之賬齡分析：

	本集團	
	二零零五年	二零零四年
	港幣千元	港幣千元
少於四個月	391,685	293,051
四至六個月	10,597	4,590
超過六個月	3,184	8,381
	405,466	306,022

應付賬款為免息及通常於90天內償還。

(11) 比較數字

由於本年度採納新訂及經修訂香港財務報告準則，財務報表內部份項目之會計處理及呈列方式及財務報表上之結餘金額已予修訂以符合新規定。因此，若干數字已於以前年度調整及重新列示，以符合本期之呈列方式。

股息

董事局已議決向股東建議派發截至二零零五年十二月三十一日止年度末期股息每股10.90港仙(二零零四年：10.50港仙)及特別股息每股10.00港仙(二零零四年：無)。末期及特別股息總額為219,320,000港元；需經由股東在二零零六年五月二十六日(星期五)舉行之股東週年大會上批准。倘獲股東通過，末期股息及特別股息預期約於二零零六年六月二日(星期五)派發予二零零六年五月二十六日(星期五)登記於股東名冊之股東。

集團業績

二零零五年是全球紡織品出口配額在世貿成員國間全面取消的第一年。期間中國紡織品出口大增，進口國的有關壓力團體，紛紛要求對中國出口量加以限制。歐、美政府因應彼等訴求與中國展開談判，直到六月及十一月時，始分別達成重新設限的協議，使紡織品出口市場在回顧年度內，大部份時間均充滿著不明朗因素。管理層對此經營環境保持一貫的慎重取態，不在服裝製造廠上加大投資，因而避免了產能過剩及其引起的損失，避過了紡織品的嚴冬及災難。另外，中國宏觀經濟卻在高速增長，故零售市道活力十足。管理層一貫策略是發展龍頭業務，專注核心業務，不作分散投資，而零售業務被本集團定為龍頭業務和核心業務，因此投入極大量的人力、人才、錢財和時間去發展，而對於非核心業務，例如服裝製造，則保持或縮小原有規模，只作支援零售業務的作用。事實証明，這一策略之正確，屬下真維斯品牌在中國已經成為最成功的休閑服品牌之一，而零售業務也成長為集團盈利增長的主要動力。

在回顧年度內出口業務因不明朗因素的困擾，出口單價因此有下調壓力，影響了出口業務的表現，但由於本集團沒有產能過剩的情形，所以業務走勢較為平順。二零零五年澳洲零售市道亦較為平淡，加上澳元匯價又略為偏軟，故JEANSWEST在澳洲的銷售亦受到影響，但相比競爭對手的表現，已較超前。中國方面，真維斯已成為被市場抄襲的重點，但銷售額仍然保持雙位數的升幅，使集團的綜合純利能繼續以雙位數上升。

旭日宜泰業務開拓順利，同年營業額增長174%，旭日極速業務在香港表現令人鼓舞，在中國大陸其品牌的認知度，經過推廣後亦已大幅提升。

在回顧年度內，集團財政狀況良好，存貨亦處於健康水準。於二零零五年十二月三十一日，集團淨現金有1,030,790,000港元(二零零四年：1,122,548,000港元)。截至二零零五年十二月三十一日止的財政年度內，集團綜合營業總額為3,802,398,000港元(二零零四年：3,583,751,000港元)，而股東應佔純利為242,809,000港元(二零零四年(重新列示)：219,193,000港元)，對比去年分別上升6.10%及10.77%。

業務回顧

零售業務

在回顧期內，零售業務發展良好，是集團綜合銷售總額及盈利增長的主要動力。雖然競爭依然激烈，但真維斯在中國內地的銷售增長仍保有雙位數的升幅。存貨可供銷售日為54日(二零零四年：57日)。集團零售網絡在二零零五年底有店舖1,507間(二零零四年：1,278間)，其中包括特許經營店628間(二零零四年：473間)。截至二零零五年十二月三十一日止的財政年度，真維斯在中國及澳洲錄得總零售額達2,492,489,000港元(二零零四年：2,277,659,000港元)，同比去年上升了9.43%。零售佔綜合銷售總額從去年的63.56%進一步上升至65.55%。

1. 在中國

i. 真維斯

集團在中國的零售業務，仍以真維斯品牌為主。回顧期內，因出口市場前景不明朗，不少出口廠商將其產品在國內銷售，使零售市場的競爭更為激烈；幸好中國整體經濟仍有可觀的增長，零售市場十分活躍。故真維斯能在競爭熾熱的零售市道中保持應有的市場份額，銷售額增至1,716,268,000港元(二零零四年：1,477,645,000港元)，與去年同期相比有16.15%的升幅。

在二零零五年十二月三十一日，真維斯在中國內地有店舖1,162間(二零零四年：982間)，其中包括特許經營店567間(二零零四年：417間)，網絡覆蓋超過250個城市。

RECEIVED
MAY 17 A 9:17



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 393)

Announcement of Results
For the year ended 31 December 2005

'INAL RESULTS

'he Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the udited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 1 December 2005 together with the comparative figures as follows:

:ONSOLIDATED INCOME STATEMENT
'or the year ended 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
REVENUE	(3)	3,802,398	3,583,751
Cost of sales		(2,176,579)	(2,032,440)
GROSS PROFIT		1,625,819	1,551,311
Other income and gains		132,132	115,999
Selling and distribution costs		(880,153)	(763,654)
Administrative expenses		(475,901)	(475,306)
Other operating expenses		(66,544)	(79,295)
Finance costs		(9,481)	(7,944)
Share of profits and losses of:			
Jointly-controlled entities		431	1,794
Associates		44,628	20,034
PROFIT BEFORE TAX	(4)	370,931	362,939
Tax	(5)	(79,446)	(90,196)
PROFIT FOR THE YEAR		291,485	272,743
Attributable to:			
Equity holders of the Company		242,809	219,193
Minority interests		48,676	53,550
		291,485	272,743
DIVIDENDS	(6)	250,017	132,077
TRANSFER TO NON-DISTRIBUTABLE RESERVES		465	376
		HK cents	*HK cents*
EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY			
Basic – For profit for the year	(7a)	23.80	21.91
Diluted – For profit for the year	(7b)	23.35	21.59

CONSOLIDATED BALANCE SHEET
At 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
NON-CURRENT ASSETS			
Property, plant and equipment		622,163	497,356
Investment property		2,500	1,900
Prepaid land lease payments		17,209	17,618
Interests in jointly-controlled entities		21,861	28,336
Interests in associates		213,813	157,911
Deferred tax assets		14,525	11,887
Total non-current assets		892,071	715,008
CURRENT ASSETS			
Inventories		560,535	563,206
Trade and bills receivables	(9)	431,650	276,877
Prepayments, deposits and other receivables		179,103	185,074
Due from related companies		1,072	14,977
Equity investments at fair value through profit or loss		59,525	–
Pledged deposits		21,784	21,784
Cash and cash equivalents		1,266,197	1,251,865
Total current assets		2,519,866	2,313,783
CURRENT LIABILITIES			
Trade and bills payables	(10)	481,649	382,689
Other payables and accruals		623,655	659,151
Interest-bearing bank and other borrowings		251,187	126,040
Tax payable		226,803	206,026
Total current liabilities		1,583,294	1,373,906
NET CURRENT ASSETS		936,572	939,877
TOTAL ASSETS LESS CURRENT LIABILITIES		1,828,643	1,654,885
NON-CURRENT LIABILITIES			
Interest-bearing bank and other borrowings		6,004	25,061
Long term loans from minority shareholders		9,400	9,400
Deferred tax liabilities		411	1,057
Total non-current liabilities		15,815	35,518
Net assets		1,812,828	1,619,367

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital		104,938	100,058
Reserves		1,338,880	1,265,134
Proposed dividends	(6)	219,320	105,061
		1,663,138	1,470,253
Minority interests		149,690	149,114
Total equity		1,812,828	1,619,367

Notes:

(1) Principal accounting policies and basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for investment property, certain buildings, derivative financial instruments and equity investments, which have been measured at fair value.

These financial statements are audited and have been reviewed by the Audit Committee of the Company.

The accounting policies and basis of preparation used in the preparation of the financial statements are the same as those adopted in preparing the audited financial statements for the year ended 31 December 2004 except for the new adoption of HKFRSs and HKASs as disclosed in note 2 below.

(2) Impact of new and revised HKFRSs

The following new and revised HKFRSs affect the Group and are adopted for the first time for the current year's financial statements:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Property
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK(SIC)-Int 21	Income Taxes-Recovery of Revalued Non-depreciable Assets
HK-Int 4	Leases-Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of HKASs 2, 7, 8, 10, 12, 14, 16, 18, 19, 23, 27, 28, 31, 33, 36, 37 and 38, HK(SIC)-Int 21 and HK-Int 4 has had no material impact on the accounting policies of the Group and the Company and the methods of computation in the Group's and the Company's financial statements.

HKAS 1 has affected the presentation of minority interests on the face of the consolidated balance sheet, consolidated income statement, consolidated summary statement of changes in equity and other disclosures. In addition, in prior periods, the Group's share of tax attributable to associates and jointly-controlled entities was presented as a component of the Group's total tax charge in the consolidated income statement. Upon the adoption of HKAS 1, the Group's share of the post-acquisition results of associates and jointly-controlled entities is presented net of the Group's share of tax attributable to associates and jointly-controlled entities.

HKAS 21 had no material impact on the Group. As permitted by the transitional provisions of HKAS 21, goodwill arising in a business combination prior to 1 January 2005 and fair value adjustments arising on that acquisition are deemed to be in the currency of the Company. In respect of acquisitions subsequent to 1 January 2005, any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of the assets and liabilities are treated as assets and liabilities of the foreign operation and are translated at the closing rate in accordance with HKAS 21.

HKAS 24 has expanded the definition of related parties and affected the Group's related party disclosure.

The impact of adopting the other HKFRSs is summarised as follows:

(a) HKAS 17 – Leases

In prior years, leasehold land and buildings held for own use were stated at valuation less accumulated depreciation and any impairment losses.

Upon the adoption of HKAS 17, the Group's leasehold interest in land and buildings is separated into leasehold land and buildings. The Group's leasehold land is classified as an operating lease, because the title of the land is not expected to pass to the Group by the end of the lease term, and is reclassified from property, plant and equipment to prepaid land lease payments, while buildings continue to be classified as part of property, plant and equipment. Prepaid land lease payments for land lease payments under operating leases are initially stated at cost and subsequently amortised on the straight-line basis

over the lease term. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

The effect of the above changes are summarised in the annual financial statements.

(b) HKAS 32 and HKAS 39 – Financial Instruments

Discounted bills with recourse

In prior years, the Group accounted for bills discounted with recourse as a contingent liability. Upon the adoption of HKAS 39, bills discounted with recourse are no longer derecognised since the derecognition criteria for financial assets are not met. Accordingly, the related bank advances received as consideration for the bills discounted are recognised as a liability prospectively on or after 1 January 2005. The effects of the above changes are summarised in the annual financial statements.

(c) HKAS 40 – Investment Property

In prior years, changes in the fair values of investment properties were dealt with as movements in the investment property revaluation reserve. If the total of this reserve was insufficient to cover a deficit, on a portfolio basis, the excess of the deficit was charged to the income statement. Any subsequent revaluation surplus was credited to the income statement to the extent of the deficit previously charged.

Upon the adoption of HKAS 40, gains or losses arising from changes in the fair values of the investment properties are included in the income statement in the year in which they arise.

As the Group's investment property had revaluation deficit in aggregate, which were previously charged to the income statement. The adoption of HKAS 40 has had no effect on the consolidated income statement and retained profits.

(d) HKFRS 2 – Share-based Payment

In prior years, no recognition and measurement of share-based payment transactions in which employees (including directors) were granted share options over shares in the Company were required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of the equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

The Group has adopted the transitional provision of HKFRS 2 under which the new measurement policies have not been applied to (i) options granted to employees on or before 7 November 2002; and (ii) options granted to employees after 7 November 2002 but which had vested before 1 January 2005.

As the Group did not have any employees share options which were granted during the period from 7 November 2002 to 31 December 2004 but had not yet vested as at 1 January 2005, the adoption of HKFRS 2 has had no impact on the retained profits as at 31 December 2003 and at 31 December 2004 nor has it had an impact on the current year's income statement.

(e) HKFRS 3 – Business Combinations

In prior years, goodwill and negative goodwill arising on acquisitions prior to 1 January 2001 were *eliminated against the consolidated retained profits in the year of acquisition and were not recognised* in the income statement until disposal or impairment of the acquired business.

The transitional provisions of HKFRS 3 have required goodwill previously eliminated against the consolidated retained profits remained eliminated against the consolidated retained profits.

) Segment information

(a) Business segments

	Year ended 31 December 2005			
	Retail operation	**Export operation**	**Others**	**Consolidated**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:				
Sales to external customers	2,492,489	1,148,110	161,799	3,802,398
Other income and gains	30,636	46,189	9,104	85,929
Total	2,523,125	1,194,299	170,903	3,888,327
Segment results	221,730	86,264	6,657	314,651
Interest income and unallocated revenue				46,203
Unallocated expenses				(25,501)
Profit from operating activities				335,353
Finance costs				(9,481)
Share of profits and losses of:				
Jointly-controlled entities	–	(338)	769	431
Associates	–	44,628	–	44,628
Profit before tax				370,931
Tax				(79,446)
Profit for the year				291,485

	Year ended 31 December 2004 (Restated)			
	Retail operation	Export operation	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:				
Sales to external customers	2,277,659	1,144,528	161,564	3,583,751
Other income and gains	33,785	51,383	14,170	99,338
Total	2,311,444	1,195,911	175,734	3,683,089
Segment results	218,945	100,501	33,503	352,949
Interest income and unallocated revenue				16,661
Unallocated expenses				(20,555)
Profit from operating activities				349,055
Finance costs				(7,944)
Share of profits and losses of:				
Jointly-controlled entities	–	709	1,085	1,794
Associates	(12,119)	32,153	–	20,034
Profit before tax				362,939
Tax				(90,196)
Profit for the year				272,743

(b) Geographical segments

	Year ended 31 December 2005						
	Mainland China	Hong Kong	United States of America	Australia and New Zealand	Canada	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:							
Sales to external customers	1,781,836	118,004	934,090	785,207	80,793	102,468	3,802,398

	Year ended 31 December 2004						
	Mainland China	Hong Kong	United States of America	Australia and New Zealand	Canada	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:							
Sales to external customers	1,510,634	135,643	953,691	806,926	83,646	93,211	3,583,751

(4) Profit before tax

Profit before tax is arrived at after charging/(crediting):

	2005	2004
	HK$'000	*HK$'000* (Restated)
Depreciation of property, plant and equipment	123,865	111,639
Recognition of prepaid land lease payments	409	409
Amortisation of permanent quota	–	2,085
(Reversal of)/impairment of items of property, plant and equipment	(105)	1,094
Loss on disposal/write off of items of property, plant and equipment	25,204	7,113

(5) Tax

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of taxation prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	2005	2004
	HK$'000	*HK$'000* (Restated)
Current – Hong Kong		
Charge for the year	21,131	23,568
Under/(Over) provision in prior years	1,690	(237)
Current – Elsewhere	60,729	79,445
Deferred	(4,104)	(12,580)
	79,446	90,196

(6) Dividends

	2005	2004
	HK$'000	*HK$'000*
Interim – HK2.90 cents (2004: HK$2.70 cents) per share	30,432	27,016
Underaccrual of 2004 final dividends	265	–
	30,697	27,016
Proposed final – HK10.90 cents (2004: HK10.50 cents) per share	114,382	105,061
Proposed special – HK10.00 cents (2004: Nil) per share	104,938	–
	219,320	105,061
	250,017	132,077

(7) Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share for the year ended 31 December 2005 is based on the profit attributable to equity holders of the Company of HK$242,809,000 (2004 (Restated): HK$219,193,000) and the weighted average number of 1,020,029,000 (2004: 1,000,584,000) ordinary shares in issue during the year.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year ended 31 December 2005 is based on the profit attributable to equity holders of the Company of HK$242,809,000 (2004 (Restated): HK$219,193,000). The weighted average number of ordinary shares used in the calculation is the 1,020,029,000 (2004: 1,000,584,000) ordinary shares in issue during the year, as used in the basic earnings per share calculation; and the weighted average of 19,660,000 (2004: 14,550,000) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options during the year.

(8) Post balance sheet event

On 7 April 2006, Jeanswest International (L) Limited, a wholly owned subsidiary of the Company, entered into an acquisition agreement with Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan, directors of the Company, for the acquisition of the entire equity interest of Goldpromise Limited and related shareholders' loans for a total consideration of US$10,180,000. The completion of the transaction is conditional, upon the Company obtaining independent shareholders' approvals required under the Listing Rules on or before 26 May 2006 and there being no material adverse change to the business, financial condition or results of operations of Goldpromise Limited and its subsidiaries until completion. Details of this connected transaction have been included in an announcement of the Company dated 7 April 2006.

(9) Trade and bills receivables

The trade and bills receivables include trade receivables, net of provision for impairment of HK$233,326,000 (2004: HK$148,958,000) and bills receivable of HK$198,324,000 (2004: HK$127,919,000). To conform with the new and revised HKAS 32 and 39, discounted bills receivable of HK$83,115,000 to the banks with recourse were included in the bills receivables at 31 December 2005.

The bills receivable were aged less than four months at the balance sheet date for the year. An aged analysis of the trade receivables is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Less than 4 months	219,060	136,485
4 – 6 months	13,496	9,980
Over 6 months	770	2,493
	233,326	148,958

The Group allows an average credit period of 45 days to its trade customers.

(10) Trade and bills payables

The trade and bills payables include trade payables of HK$405,466,000 (2004: HK$306,022,000). An aged analysis of the trade payables is as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Less than 4 months	391,685	293,051
4 - 6 months	10,597	4,590
Over 6 months	3,184	8,381
	405,466	306,022

The trade payables are non-interest-bearing and are normally settled on 90-day terms.

(11) Comparative amounts

Due to the adoption of new and revised HKFRSs during the current year, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain prior year and opening balance adjustments have been made and certain comparative amounts have been reclassified and restated to conform with the current year's presentation and accounting treatment.

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of HK10.90 cents (2004: HK10.50 cents) per share and a special dividend of HK10.00 cents (2004: Nil) per share for the year ended 31 December 2005 at the forthcoming Annual General Meeting to be held on Friday, 26 May 2006. The final dividend together with the special dividend amounting to HK$219,320,000, if approved by the shareholders, is expected to be paid on or around Friday, 2 June 2006 to those shareholders whose names appear on the Register of Members on Friday, 26 May 2006.

GROUP RESULTS

Year 2005 was the first year after the entire lifting of textile export quota among WTO members. In response to the surging of textile export from the PRC, related interest groups in importing countries made various appeals to their respective governments to re-impose substituting restrictions. After several rounds of negotiation, the PRC finally reached agreements with European Union and US respectively in June and November to put ceilings to certain categories of textile exports. Thus export market in the year under review was disturbed by these uncertainties. With sustained prudence, the Management refrained from expanding the garment production and got away from the problems of excess production capacity as well as the related damages arising therefrom. The retail market, though competitive, was still very resilient because the macro economic development in the PRC really progressed at high speed. The Management upheld the strategy of developing only its core and leading business but not other diversified investments. Retail business was identified by the Group as its core and leading business which deserved the Group's huge amount of human and financial supports. As a contrast, the Group just maintained or even scaled down its non-core businesses such as apparel manufacturing and merely took those businesses as the supporting operations for the retail business. This strategy was proven to be a correct one. The Jeanswest brand had become one of the most successful brands in casual apparel products in the PRC and the retail business became the main driving force for the Group's turnover and profit.

In the period, notwithstanding the uncertainties and price pressure in the export market, the business of the Group was stable and smooth. Though Jeanswest in Australia was affected by lacklustre retail sentiment and the comparatively weak Aussie dollar, it outperformed its competitors in that market. In the PRC, even Jeanswest business model was the target for imitation, the Management managed to increase the sales in double-digit driving the Group's net profit to rise to the same extent.

The development plan of GSit rolled out smoothly. Turnover increased 174%. Quiksilver Glorious Sun's operations in Hong Kong were encouraging. Its brand recognition in the PRC had been greatly enhanced after various brand promotion activities.

In the year under review, the Group's financial position was sound and solid. Inventory level was healthy. As at 31 December 2005 the net cash in hand was HK$1,030,790,000 (2004: HK$1,122,548,000). For the financial year ended 31 December 2005, the Group's net profit attributable to shareholders amounted to HK$242,809,000 (2004 (Restated): HK$219,193,000) on a turnover of HK$3,802,398,000 (2004: HK$3,583,751,000) representing increases of 10.77% and 6.10% respectively when compared with last year.

REVIEW OF OPERATIONS

Retailing

In the year under review, retail operations performed well and became the main driving force behind the growth of the Group's turnover and profit. Despite the keen competition in the PRC, Jeanswest managed to keep the sales to grow at double digits. Inventory turnover days were 54 (2004: 57 days). The total number of shops in the retail network as at 31 December 2005 was 1,507 (2004: 1,278 shops) including 628 franchised shops (2004: 473 shops). For the year ended 31 December 2005, total retail sales of Jeanswest in the Mainland and Australia amounted to HK$2,492,489,000 (2004: HK$2,277,659,000) representing an increase of 9.43% when compared with the previous year and accounted for 65.55% of the Group's total turnover (2004: 63.56%).

1. *In the PRC*

   i. Jeanswest

   The Group's retail operations in the Mainland were focused at the Jeanswest brand. In the period under review, some exporters were uncertain about the export prospects and sold their products in the domestic market. This intensified the competition in the local retail market. Fortunately the retail markets were buoyant and Jeanswest managed to push up the sales to HK$ 1,716,268,000 (2004: HK$1,477,645,000) representing an increase of 16.15% when compared with last year. On 31 December 2005 the retail network of Jeanswest in the Mainland comprised 1,162 shops (2004: 982 shops) including 567 franchised shops (2004: 417 shops) covering more than 250 cities.

   ii. GSit

   G.S – i.t Limited, the joint venture with I.T Group moved ahead as planned. The sales generated from its 140 stores (2004: 101 stores) were more than HK$190,000,000. The network at the end of the year comprised 23 stores in Taiwan and 117 in the Mainland (2004: 101 stores) including 53 stores franchised stores (2004: 50 stores). The operation scale doubled that of last year.

   iii. *Quiksilver Glorious Sun*

   In view that brand recognition of Quiksilver and Roxy was higher in Hong Kong, the Management put up more shops in Hong Kong and focused on brand building in the Mainland. The performance in Hong Kong was very impressive with huge growth potential. Brand image of Quiksilver had been greatly uplifted after a series of promotion activities such as "Quiksilver-Great Wall of China Jump". The introduction of an additional brand-DC shoes was met with warm support from the customers as it enriched the existing collections of Quiksilver and Roxy. As at 31 December 2005 there were 9 stores (2004: 5 stores) in Hong Kong and 6 stores (2004: 5 stores) in the Mainland including 2 franchised ones.

2. *In Australia*

   In the year under review, the effects of the economic stimuli introduced in 2004 had already faded out. The weakening of Aussie dollar and deflating of the property market turned the retail market fairly lukewarm. Jeanswest was affected but its performance out-matched its peers. It was attributable to the proficiency of the local management in handling the ever-changing market conditions and the trendy collections which strengthened the pricing power and customer base.

   The total retail sales in Australia for the year ended 31 December 2005 was HK$776,221,000 (2004: HK$800,014,000) representing a decrease of 2.97% when compared with last year. As at 31 December 2005 the Australian retail network comprised 190 shops (2004: 185 shops) including 6 franchised ones (2004: 6 shops).

Export

In the year under review textile export from the PRC surged right after the lifting of export quotas. Relevant interest groups in those importing countries advocated for limitation on the textile export volume from the PRC. Possible embargo became the common concern among exporters and importers. The Management on one hand consolidated selected oversea production facilities to alleviate the price pressure so as to stay competitive and on the other hand prudently refrained from following the others in production expansion in the PRC. Therefore, over-capacity was not a problem and our export business development became stable.

For the year ended 31 December 2005 the total turnover of our export operations was HK$1,148,110,000 (2004: HK$1,144,528,000) showing an increase of 0.31% when compared with the previous year. Its share in the Group's total turnover was reduced from 31.94% in 2004 to 30.19%.

Other Businesses

Among other businesses, trading of fabric was the main items. In the year under review, a turnover of HK$161,799,000 (2004: HK$161,564,000) was recorded showing an increase of 0.15% when compared with last year.

FINANCIAL POSITION

The Group's financial position kept improving during the year under review. Net cash in hand and inventory were both maintained at healthy levels. During the year, the Group entered into foreign currency forward contracts to hedge mainly its exposures in Australian dollars.

HUMAN RESOURCES

As at 31 December 2005, the Group's total number of employees was about 31,000 (2004: 31,000). The Group offers a competitive remuneration package to its employees. In addition, bonus and share options may be granted to employees based on the Group's results and individual performance.

SOCIAL RESPONSIBILITY

The Management firmly believes that in addition to the enhancement of equity return, the Group also has its social responsibilities to discharge. All colleagues are encouraged to actively participate in all kinds of public services. In the period under review, the Management in collaboration with the major shareholders put up a fund of around RMB10,000,000 to provide scholarship for those needy undergraduates with outstanding results and good conduct. The purpose of the fund is to facilitate the recipients to complete their university study and to encourage them to serve the society.

PROSPECTS

Looking forward to the ensuing year, the Management anticipates that the business environment will be better than that in 2005. As the market generally expects the economy in Australia to be stable and that in the PRC to continue with its impressive growth momentum, the Management will aggressively expand the retailing operations in the PRC with the aim to enlarge its market share. More effort will be put in the brand building exercise. This will include the opening of more shops in prime locations and organising more aggressive promotion campaigns at nation-wide scale so as to reinforce the leading position of the Jeanswest brand in the PRC. Jeanswest in Australia had entered into agreement with two famous designers Dan Single and George Gorrow to introduce a new line known as Alba Fan Club in coming April in our Australian network so as to enrich our product collection. The Management is also expanding the retail network to East and South East Asia. It is believed that solid progress will be made in the ensuing year.

The development of GSit and Quiksilver Glorious Sun will be expedited according to their respective plans. GSit is expected to be profitable in 2006. More products to be produced in the Mainland to expand margin for licensing is the targets of Quiksilver Glorious Sun to be achieved in the ensuing year.

Year 2006 is the second post export quota year. A lot of uncertainties were settled along with new agreements between the PRC and its trading counterparts. In consideration of those issues such as over-capacity in the Mainland are still prevailing, the Management opts for maintaining the present production scale and uplifting production efficiency to maximize our return.

In the absence of major unforeseeable adverse changes, the Management has confidence to deliver better Group results in 2006.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company for the year 2006 will be held on Friday, 26 May 2006. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting of the Company which is expected to be published on or around Friday, 28 April 2006.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, 23 May 2006 to Friday, 26 May 2006, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend and special dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Monday, 22 May 2006.

CORPORATE GOVERNANCE

The Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2005, with deviation from code provision A.4.2 of the Code in respect of rotation of directors.

Under the code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

However, in accordance with bye-law 110(A) of the Bye-laws of the Company, Dr. Charles Yeung, SBS, JP the Chairman of the Board of Directors of the Company (the "Board"), shall not be subject to retirement by rotation. The Board considered that due to the fact that Dr. Charles Yeung, SBS, JP is the founder of the Group, he is eligible for being the Chairman of the Board during his lifetime and need not be subject to retirement by rotation.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

By Order of the Board
Dr. Charles Yeung, SBS, JP
Chairman

Hong Kong, 20 April 2006

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee, Mr. Chan Wing Kan, Archie and Mr. Teo Heng Kee, Peter.

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP.

Non-Executive Director:
Dr. Lam Lee G.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RECEIVED 2006 MAY 17 A 9:15 OFFICE OF INTERNATIONAL CORPORATE FINANCE



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF GOLDPROMISE AND RELATED SHAREHOLDERS' LOANS

NON-EXEMPT CONNECTED TRANSACTION

The Directors announce that on 7 April 2006, JeansWest International, a wholly-owned subsidiary of the Company, entered into the Acquisition Agreement with Mr Charles Yeung and Mr Yeung Chun Fan for the acquisition of the entire issued share capital of Goldpromise and related shareholders' loans for a total consideration of US$10,180,000 (approximately HK$79.4 million). The Goldpromise Group is engaged in the business of selling by retail jeans and other fashion goods through "JeansWest" retail outlets in New Zealand.

Both Mr Charles Yeung and Mr Yeung Chun Fan are directors and substantial shareholders of the Company and therefore are connected persons of the Company. The applicable percentage ratios as defined under Rule 14.07 of the Listing Rules for the Acquisition exceed 2.5%. Accordingly, the Acquisition constitutes a non-exempt connected transaction for the Company and is subject to the reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

A circular containing details of the Acquisition, a letter from the independent board committee in relation to the Acquisition, a letter from the independent financial adviser in relation to the Acquisition and a notice convening a special general meeting to approve the Acquisition will be despatched to the Shareholders as soon as practicable.

INTRODUCTION

The Directors announce that on 7 April 2006, JeansWest International, a wholly-owned subsidiary of the Company, entered into the Acquisition Agreement with Mr Charles Yeung and Mr Yeung Chun Fan for the acquisition of the entire issued share capital of Goldpromise and related shareholders' loans for a total consideration of US$10,180,000 (approximately HK$79.4 million). The Goldpromise Group is engaged in the business of selling by retail jeans and other fashion goods through "JeansWest" retail outlets in New Zealand.

THE ACQUISITION AGREEMENT

Date: 7 April 2006

Parties: (1) the Vendors, as sellers of the Sale Interest; and

(2) JeansWest International, as purchaser of the Sale Interest.

Assets involved

The Vendors' entire interest in Goldpromise is represented by the entire issued share capital of Goldpromise (owned by Mr Charles Yeung as to 50%, being one share, and Mr Yeung Chun Fan as to the other 50%, being the remaining one share) and shareholders' loans in the total amount of US$4,782,344 (approximately HK$37.3 million) from the Vendors to Goldpromise (as to US$2,391,172 (approximately HK$18.65 million) from Mr Charles Yeung and US$2,391,172 (approximately HK$18.65 million) from Mr Yeung Chun Fan). On completion of the Acquisition, Goldpromise will be wholly owned by the Company and the sale of garment by the Group to JeansWest NZ (as announced on 1 June 2004) will cease to be continuing connected transaction. Please also refer to the paragraph headed "Information relating to Goldpromise" below.

Consideration for the Acquisition

The total consideration for the Acquisition is US$10,180,000 (approximately HK$79.4 million). The consideration will be payable to the Vendors in cash on completion as follows:

(a) US$5,090,000 to Mr Charles Yeung; and

(b) US$5,090,000 to Mr Yeung Chun Fan.

The consideration was determined after arm's length negotiation between the parties and having regard to (i) the market value of the Goldpromise Group with reference to the historical earnings of JeansWest NZ; (ii) the face value of the shareholders' loans; (iii) the future prospects of JeansWest NZ; and (iv) an independent business valuation submitted in confidence to the Board in respect of the proposed Acquisition.

The Acquisition will be financed by internal resources of the Group.

Completion

Completion of the Acquisition is conditional upon (a) the Company obtaining independent Shareholders' approvals required under the Listing Rules on or before 26 May 2006 (or such later date as the parties may agree), and (b) there being no material adverse change to the business, financial condition or results of operations of Goldpromise and its subsidiaries until completion.

Completion is expected to take place on 27 May 2006 (or such other date as the parties may agree) after the last of the above conditions have been satisfied.

INFORMATION RELATING TO GOLDPROMISE

Goldpromise is an investment holding company. Through a wholly-owned subsidiary, Goldpromise is interested in the entire equity interest in JeansWest NZ and two other dormant companies. JeansWest NZ is engaged in the business of selling by retail jeans and other fashion goods through "JeansWest" retail outlets in New Zealand.

Goldpromise became the holding company of Goldpromise Group in May 2005. According to its unaudited management accounts, Goldpromise's consolidated net profits (since it became the holding company in May 2005) before and after tax for the year ended 31 December 2005 were approximately US$705,004 (approximately HK$5.5 million) and US$470,070 (approximately HK$3.7 million) respectively. Based on the unaudited balance sheet as at 31 December 2005, the total value of Goldpromise's consolidated net asset (US$570,137) and the shareholders' loans (US$4,782,344) were US$5,352,481 (approximately HK$41.7 million).

The net profits (both before and after taxation and extraordinary items) of JeansWest NZ, being the only operational subsidiary of Goldpromise Group at present, for the two financial years immediately preceding the Acquisition as extracted from its audited financial statements are set out below:

Year ended 31 December	Profit before Taxation (NZ$)	Profit after Taxation (NZ$)
2005	1,888,305 *(approximately HK$8.99 million)*	1,270,483 *(approximately HK$6.05 million)*
2004 *(Note)*	1,428,948 *(approximately HK$6.8 million)*	1,703,286 *(approximately HK$8.11 million)*

Note: There was an income tax benefit of NZ$274,338 (approximately HK$1.31 million) as a result of tax loss carried forward, for the year ended 31 December 2004.

REASONS FOR, AND BENEFITS OF, THE ACQUISITION

The Group is principally engaged in retailing, export and production of casual wear.

The Goldpromise Group is engaged in the business of selling by retail jeans and other fashion goods through "JeansWest" retail outlets in New Zealand. Messrs. Charles Yeung and Yeung Chun Fan, both being Directors, purchased the now-dormant companies in the Goldpromise Group in 2001 at a cost of US$3,609,200 and JeansWest NZ in 2002 at a cost of US$2,153,660, from the Company when these companies were performing below the management's expectation.

JeansWest NZ has since been turnaround and the Board believes that acquiring back JeansWest NZ will contribute sustainable and satisfactory earnings towards the Group in the near future. Given the positive development in the New Zealand clothing retail industry, the Board considers that the Acquisition will enable the Company to re-enter the New Zealand market on terms it considers to be appropriate.

The Board (other than the independent non-executive Directors whose views will be set out in the letter from the independent board committee to be included in the circular to be despatched to the Shareholders) is of the view that the terms of the Acquisition are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

CONNECTION BETWEEN THE PARTIES

Both Mr Charles Yeung and Mr Yeung Chun Fan are directors and substantial shareholders of the Company and therefore are connected persons of the Company.

GENERAL

The applicable percentage ratios as defined under Rule 14.07 of the Listing Rules for the Acquisition exceed 2.5%. Accordingly, the Acquisition constitutes a non-exempt connected transaction for the Company and is subject to the reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

A circular containing details of the Acquisition, a letter from the independent board committee in relation to the Acquisition, a letter from the independent financial adviser in relation to the Acquisition and a notice convening a special general meeting to approve the Acquisition will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context otherwise requires:

"Acquisition"	the acquisition of the Sale Interest and the transactions contemplated by the Acquisition Agreement;
"Acquisition Agreement"	the sale and purchase agreement dated 7 April 2006 entered into between the Vendors and JeansWest International in respect of the Acquisition;
"Board"	The board of Directors;
"Company"	Glorious Sun Enterprises Limited, a company incorporated in Bermuda with limited liability and whose securities are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"Goldpromise"	Goldpromise Limited, a company incorporated in the British Virgin Islands with limited liability;
"Goldpromise Group"	Goldpromise and its wholly-owned subsidiaries;
"Group"	the Company and its subsidiaries;
"JeansWest International"	Jeanswest International (L) Limited, a wholly-owned subsidiary of the Company;
"JeansWest NZ"	Jeanswest Corporation (New Zealand) Limited, a company incorporated in New Zealand and a wholly-owned subsidiary of Goldpromise;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Mr Charles Yeung"	Mr Yeung Chun Kam, alias Charles Yeung, a director and a substantial shareholder of the Company;
"NZ$"	New Zealand dollars, the lawful currency of New Zealand
"Sale Interest"	the entire issued share capital of Goldpromise and related shareholders' loans in the total amount of US$4,782,344 from the Vendors to Goldpromise;
"Shareholders"	the shareholders of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"US$"	United States dollars, the lawful currency of the United States of America;
"Vendors"	Mr Charles Yeung and Mr Yeung Chun Fan, whose connections with the Company are set out in the paragraph headed "Connection between the parties" above.

In this announcement, for reference only and unless specified, the translation of New Zealand dollars and United States dollars into Hong Kong dollars is based on the following exchange rates respectively:

NZ$1.00 = HK$4.76
US$1.00 = HK$7.8

By order of the Board
Hui Chung Shing, Herman, JP
Director

Hong Kong, 7 April 2006

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Mr Charles Yeung, JP, Mr Yeung Chun Fan, Mr Yeung Chun Ho, Mr Pau Sze Kee, Jackson, Mr Hui Chung Shing, Herman, JP, Ms Cheung Wai Yee, Mr Chan Wing Kan, Archie and Mr Teo Heng Kee, Peter.

Independent Non-Executive Directors:
Mr Wong Man Kong, Peter, JP, Mr Lau Hon Chuen, Ambrose, JP and Mr Chung Shui Ming, Timpson, JP

Non-Executive Directors:
Mr Lam Lee G.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

收購Goldpromise之全部已發行股本
及
相關股東貸款
非豁免關連交易

董事宣佈，於二零零六年四月七日，本公司之全資附屬公司JeansWest International與楊釗先生及楊勳先生就收購Goldpromise之全部已發行股本及相關股東貸款而訂立收購協議，涉及總代價為10,180,000美元（約79,400,000港元）。Goldpromise集團所從事之業務為於新西蘭透過「JeansWest」零售店以零售方式銷售牛仔褲及其他流行時尚貨品。

楊釗先生及楊勳先生均為本公司之董事及主要股東，因此彼等均為本公司之關連人士。收購事項之適用百分比率（按上市規則第14.07條之定義）超出2.5%。因此，收購事項構成本公司之非豁免關連交易，並須遵守上市規則第14A章之申報、公佈及獨立股東批准規定。

本公司將會於實際可行情況下盡快向股東寄發一份通函，其載有收購事項、獨立董事委員會有關收購事項之函件、獨立財務顧問有關收購事項之函件及為批准收購事項而召開股東特別大會之通告之詳情。

緒言

董事宣佈，於二零零六年四月七日，本公司之全資附屬公司JeansWest International與楊釗先生及楊勳先生就收購Goldpromise之全部已發行股本及相關股東貸款而訂立收購協議，涉及總代價為10,180,000美元（約79,400,000港元）。Goldpromise集團所從事之業務為於新西蘭透過「JeansWest」零售店以零售方式銷售牛仔褲及其他流行時尚貨品。

收購協議

日期：　二零零六年四月七日

協議各方：　(1) 各賣方（作為出售權益之賣方）；及

(2) JeansWest International（作為出售權益之買方）。

涉及資產

各賣方於Goldpromise之全部權益乃Goldpromise之全部已發行股本（楊釗先生擁有其中50%份額（1股），及楊勳先生擁有其餘50%份額（其餘1股））及各賣方向Goldpromise提供之合共為數4,782,344美元（約37,300,000港元）之股東貸款（楊釗先生提供其中2,391,172美元（約18,650,000港元）及楊勳先生提供其中2,391,172美元（約18,650,000港元））。於收購事項完成時，Goldpromise將由本公司全資擁有，而本集團向JeansWest NZ銷售成衣（誠如於二零零四年六月一日公佈）將不再為持續關連交易。請亦參考下文「有關Goldpromise之資料」一段。

收購事項之代價

收購事項之總代價為10,180,000美元（約79,400,000港元）。該代價將於完成時以現金支付予各賣方，有關情況如下：

(a) 5,090,000美元支付予楊釗先生；及

(b) 5,090,000美元支付予楊勳先生；

該代價乃由協議各方經公平磋商後釐定，並考慮(i)Goldpromise集團之市值，該市值是與JeansWest NZ之過往盈利有關；(ii)股東貸款之面值；(iii)JeansWest NZ之未來發展前景；及(iv)以保密形式向董事局提交之有關建議收購事項之獨立商業估值。

收購事項將由本集團之內部資源提供資金。

完成

收購事項須待以下條件達成後，方告完成：(a)本公司於二零零六年五月二十六日或之前（或協議各方可能同意之較後日期）取得上市規則所規定之獨立股東批准；及(b)Goldpromise及其附屬公司之業務、財務狀況或經營業績直至完成為止時並無任何重大不利變動。

於上述最後一個條件獲達成後，預期收購事項將於二零零六年五月二十七日（或協議各方可能同意之其他日期）完成。

有關Goldpromise之資料

Goldpromise為一間投資控股公司。透過一間全資附屬公司，Goldpromise於JeansWest NZ及其他兩間暫無營業公司中擁有全部股本權益。JeansWest NZ所從事之業務為於新西蘭透過「JeansWest」零售店以零售方式銷售牛仔褲及其他流行時尚貨品。

Goldpromise於二零零五年五月成為Goldpromise集團之控股公司。根據其未經審核管理賬目，截至二零零五年十二月三十一日止年度，Goldpromise之除稅前及除稅後綜合純利（自其於二零零五年五月成為控股公司以來）分別為約705,004美元（約5,500,000港元）及約470,070美元（約3,700,000港元）。根據於二零零五年十二月三十一日之未經審核資產負債表計算，Goldpromise之綜合資產淨值（570,137美元）及股東貸款（4,782,344美元）之總值為5,352,481美元（約41,700,000港元）。

於緊接收購事項前兩個財政年度，Goldpromise集團現時唯一營運附屬公司JeansWest NZ之除稅及非經常項目前與除稅及非經常項目後純利（摘錄自其經審核財務報表）載列如下：

截至十二月三十一日止年度	除稅前溢利（新西蘭元）	除稅後溢利（新西蘭元）
二零零五年	1,888,305 *(約8,990,000港元)*	1,270,483 *(約6,050,000港元)*
二零零四年 *(附註)*	1,428,948 *(約6,800,000港元)*	1,703,286 *(約8,110,000港元)*

附註：　截至二零零四年十二月三十一日止年度，因稅項虧損結轉而錄得所得稅利益274,338新西蘭元（約1,310,000港元）。

進行收購事項之理由及好處

本集團主要從事零售、出口及製造休閒服。

Goldpromise集團所從事之業務為透過「JeansWest」零售店以零售方式銷售牛仔褲及其他流行時尚貨品。楊釗先生及楊勳先生（均為董事）於二零零一年以成本3,609,200美元自本公司購入兩間公司（現為Goldpromise集團中暫無營業之公司），並於二零零二年以成本2,153,660美元自本公司購入JeansWest NZ，而當時該等公司之表現一直低於管理層之預期。

其後，JeansWest NZ已實現轉虧為盈，而董事局相信，收購JeansWest NZ後將可於不久將來為本集團貢獻可持續及令人滿意之盈利。鑑於服裝零售業在新西蘭有著正面發展前景，董事局認為，收購事項的條款合適，將能令本公司重新進入新西蘭市場。

董事局（不包括獨立非執行董事，其意見將載於獨立董事委員會之函件（包括在將寄予股東之通函內））認為，收購事項之條款乃於日常及慣常業務過程中按一般商業條款訂立，屬公平合理，並符合本公司及股東之整體利益。

協議各方之間的關係

楊釗先生及楊勳先生均為本公司之董事及主要股東，因此彼等均為本公司之關連人士。

一般事項

收購事項之適用百分比率（按上市規則第14.07條之定義）超出2.5%。因此，收購事項構成本公司之非豁免關連交易，並須遵守上市規則第14A章之申報、公佈及獨立股東批准規定。

本公司將會於實際可行情況下盡快向股東寄發一份通函，其載有收購事項、獨立董事委員會有關收購事項之函件、獨立財務顧問有關收購事項之函件及為批准收購事項而召開股東特別大會之通告之詳情。

釋義

於本公佈內，除文義另有所指外，下列詞彙具有以下涵義：

「收購事項」	指	收購出售權益及擬按收購協議進行之交易；
「收購協議」	指	各賣方與JeansWest International就收購事項而訂立之日期為二零零六年四月七日之買賣協議；
「董事局」	指	董事局；
「本公司」	指	旭日企業有限公司，一間於百慕達註冊成立之有限公司，其證券於聯交所上市；
「董事」	指	本公司董事；
「Goldpromise」	指	Goldpromise Limited，一間於英屬處女群島註冊成立之有限公司；
「Goldpromise集團」	指	Goldpromise及其全資附屬公司；
「本集團」	指	本公司及其附屬公司；
「JeansWest International」	指	本公司之全資附屬公司Jeanswest International (L) Limited；
「JeansWest NZ」	指	Jeanswest Corporation (New Zealand) Limited，一間於新西蘭註冊成立之公司及Goldpromise之全資附屬公司；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「楊釗先生」	指	本公司董事及主要股東楊振鑫先生，別名楊釗；
「新西蘭元」	指	新西蘭法定貨幣新西蘭元；
「出售權益」	指	Goldpromise之全部已發行股本及各賣方向Goldpromise提供合共為數4,782,344美元之相關股東貸款；
「股東」	指	本公司股東；
「聯交所」	指	香港聯合交易所有限公司；
「美元」	指	美國法定貨幣美元；
「各賣方」	指	楊釗先生及楊勳先生，彼等與本公司之關係載於上文「協議各方之間的關係」一段。

於本公佈內，在僅供參考之情況下及除有特別指明外，新西蘭元及美元兌換為港元乃分別根據以下匯率換算：

1新西蘭元=4.76港元
1美元=7.8港元

承董事局命
許宗盛太平紳士
董事

香港，二零零六年四月七日

於本公佈日期，本公司之董事為：

執行董事：
楊釗太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士、陳永根先生及張興基先生

獨立非執行董事：
王敏剛太平紳士、劉漢銓太平紳士及鍾瑞明太平紳士

非執行董事：
林家禮先生